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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 13, 2006

HuntMountain Resources
(Exact Name of Registrant as Specified in its Charter)

Nevada	**001-01428**	**68-0612191**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1611 N. Molter Road, Ste. 201, Liberty Lake, WA	**99019**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(509) 892-5287**

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

<u>Dun Glen Gold Project Lease/Option Agreement</u>

On March 13, 2006, HuntMountain Resources ("the Company") entered into an agreement with Scoonover Exploration, LLC, (hereinafter known as "Scoonover") to lease, with the option to purchase, the Dun Glen Gold Project in northern Pershing County, Nevada. The Dun Glen Project ("the Project") consists of 94 contiguous unpatented lode mining claims covering approximately 1,700 acres within the Sierra Mining District, an area with historic published production of at least 250,000 ounces of gold from both lode and placer sources. Varying levels of gold production occurred at a number of small underground mines that lie within the Project area between 1862-1880, throughout the early 20th century, and the 1930's.

Scoonover, in fulfillment of its agreement with the Company, assigned agreements into which it had entered with Mr. Gene R. Heckman ("Heckman") and Mr. Miles L. Painter ("Painter) to the Company with the Company assuming the obligations of those agreements. The assigned agreements establish leases with the option to purchase a total of 13 unpatented lode claims held within the boundaries of the Project.   The initial lease/option term of the agreements is 10 years, renewable for an additional 10 years. The Company, upon execution of the agreement with Scoonover, made advance royalty payments totaling $30,000 to Scoonover, Heckman, and Painter.   Cumulative annual advance royalty payments are as follows:

a) 1st Anniversary $37,500
b) 2nd Anniversary $45,000
c) 3rd Anniversary $52,500
d) 4th Anniversary $60,000
e) 5th (and each anniversary thereafter) $72,500

During the term of the agreement, the Company has the option to purchase Scoonover's claims for $5,000 upon delivery of a copy of an approved mine plan of operations or a final feasibility study approved by the Company's management. Scoonover will retain a 3% net smelter returns royalty of which up to 2 percentage points may be purchased by the Company for $1,000,000 per percentage point.   The Company also has the option to purchase Heckman's and Painter's claims for $250,000 each at any time during the term of the agreements. Both Heckman and Painter will retain a 3% net smelter returns royalty of which up to 2 percentage points may be purchased by the Company for $875,000 per percentage point.   The Company will maintain all of the claims referenced within the agreement in good standing during the lease period.   The Company may terminate the lease at any time by giving Scoonover 60 days notice.

There is no material relationship between the Company, its affiliates, and any of the parties referenced herein other than in respect of the material definitive agreement previously described.

Item 9.01   Financial Statements and Exhibits

(c)   Exhibits

10.1   Lease Agreement with Option to Purchase between Scoonover Exploration, LLC and HuntMountain Resources.

10.2   Letter of Assignment between Scoonover Exploration, LLC and HuntMountain Resources, Heckmen

10.3   Lease Agreement with Option to Purchase between Scoonover Exploration, LLC and Gene R. Heckman.

10.4   Letter of Assignment between Scoonover Exploration, LLC and HuntMountain Resources, Painter

10.5   Lease Agreement with Option to Purchase between Scoonover Exploration, LLC and Miles L. Painter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2006   By: /s/ Tim Hunt
                                 _____
                                 Tim Hunt, President

Exhibit 10.1

MINING LEASE WITH OPTION TO PURCHASE

This Agreement, effective as of the 1st day of March, 2006, is between Scoonover Exploration LLC, ("Owner", whether one or more), whose address is Scoonover Exploration LLC, c/o E.L. Hunsaker III – Managing Member, P.O. Box 2021, Elko, Nevada 89803, and HuntMountain Resources ("HuntMountain"), whose address is HuntMountain Resources, c/o Tim Hunt - President, 1611 N. Molter Road #201, Liberty Lake, WA 99019.

Owner represents that he is the owner of and is in possession of certain unpatented lode mining claims located in: Sections 1, 2, 10, 11, 12, 14, 15, 22, and 23; Township 33 North, Range 36 East, Pershing County, Nevada (the "Property" or the "Dun Glen Project"), more particularly described in Exhibit A attached to this Agreement and incorporated by reference in this Agreement.

HuntMountain desires to obtain and Owner is willing to grant a mining lease of the Property, together with an exclusive option to purchase the Property.

NOW THEREFORE, in consideration of an advance royalty payment in the amount of Five Thousand Dollars ($5,000.00) previously paid to Owner, the receipt and sufficiency of which are acknowledged by Owner, and further in consideration of the mutual covenants and conditions contained in this Agreement, the parties agree as follows:

Lease. Owner leases the Property to HuntMountain, together with all appurtenances and water rights incident to the Property and all improvements and personal property on the Property.

Additional Property. (a) Owner represents that he has no interest in any mining property, fee lands, or water rights (except the Property) within one mile from the outside property boundary of the Dun Glen Project shown in Exhibit C attached to this Agreement and incorporated by reference in this Agreement. If Owner has any such interest it shall, at HuntMountain's option, be deemed a part of the Property for the purposes of this Agreement.

(b) If during the term of this Agreement, Owner locates or otherwise acquires an interest in any mining property, fee lands, or water rights within the area described in the foregoing subparagraph (a), the interest shall, at HuntMountain's option, be deemed a part of the Property for the purposes of this Agreement. If HuntMountain acquires any such interest, it shall be deemed a part of the Property for the purposes of this Agreement.

(c) Owner shall use his best efforts to enter into a lease/option agreement for the claims owned by Heckman and Painter as set forth in Exhibit B attached to this Agreement and incorporated by reference in this Agreement. Upon entrance into a lease/option agreement to acquire the claims owned by Heckman and Painter shown in Exhibit B, and for consideration of $1.00, Owner will assign the agreement to HuntMountain Resources. HuntMountain Resources will assume the lease/option agreement and make all payments and obligations referenced therein.

Term. (a) The initial term of this Agreement shall be ten (10) years from the date of this Agreement, unless sooner surrendered or otherwise terminated, or until the earlier exercise of the option granted by the paragraph entitled "Option."

(b) HuntMountain may extend the initial term of this Agreement for an additional period of ten (10) years by giving Owner notice of the extension not less than thirty (30) days prior to the expiration of the initial term thereof.

Exclusive Possession. HuntMountain shall have the exclusive possession of the Property during the term of this Agreement.

Right of Ingress and Egress. HuntMountain shall have unrestricted rights ingress and egress to, across and upon the property.

Title. (a) Owner warrants that he is in possession of the Property, that he has the right to enter into this Agreement, that he knows of no other person asserting any interest in the Property or the ground covered thereby, and that the Property is free from all liens and encumbrances, except liens for property taxes not yet due and payable. Owner further warrants to HuntMountain the quiet enjoyment of the Property and the right to explore, develop, and mine the same.

(b) Owner warrants that the unpatented mining claims included in the Property have been properly located, and that for each assessment year assessment work has been performed (or other steps taken in accordance with law) for the benefit of the claims. Owner warrants and will defend title to the Property and the ground covered thereby against all persons whomsoever.

(c) Owner shall provide HuntMountain with recording data with respect to deeds, easements, or other documents which bear upon Owner's title to the Property, and shall provide HuntMountain with copies of all such documents, together with all title opinions, in Owner's possession or control. Owner shall, upon HuntMountain's request record any such document in Owner's possession or control which has not been recorded. Owner shall deliver to HuntMountain all abstracts in Owner's possession or control. Upon the termination of this Agreement HuntMountain shall return all such abstracts to Owner.

(d) At HuntMountain's request, Owner shall take all action necessary (including judicial proceedings) to remove any cloud from or cure any defect in his title to the Property. If Owner fails or refuses to take any such action, HuntMountain may take such action in Owner's name. Owner shall cooperate with HuntMountain in any such action taken. HuntMountain may recover from Owner or from any payments thereafter to become due to Owner under this Agreement all costs and expenses (including attorney's fees) incurred by HuntMountain in any such action.

(e) If the United States or any third person attacks the validity of any mining claim included in the Property for any reason except HuntMountain's failure to comply with its obligation to perform assessment work or to record and file evidence thereof pursuant to this Agreement, HuntMountain shall have no obligation to defend the validity of the claim.

(f) If Owner owns a lesser interest in any part of the Property than the entirety thereof (or such other interest as may be set forth in Exhibit A), then all royalties payable under this Agreement with respect to that part of the Property shall be reduced proportionally and the purchase price payable under this Agreement shall be reduced proportionally (pro-rata on an acreage basis) with respect to that part of the Property.

Lesser Interest. (a) If Owner's title fails as to any part of the Property, no royalty shall be payable with respect to the part of the Property as to which title has failed and the purchase price payable under this Agreement shall be reduced proportionally (pro-rata on an acreage basis) with respect to that part of the Property.

(b) If Owner owns a lesser interest in any part of the Property than the entirety thereof (or such other interest as may be set forth in Exhibit A), then all royalties payable under this Agreement with respect to that part of the Property shall be reduced proportionally and the purchase price payable under this Agreement shall be reduced proportionally (pro-rata on an acreage basis) with respect to that part of the Property.

(c) Subject to the provisions of the foregoing subparagraphs (a) and (b), if any part of the Property is subject to any royalties or other payments other than those specifically reserved to Owner in this Agreement, such royalties or other payments shall be deducted from any amounts payable to Owner under this Agreement.

Undivided Interests. If the interest claimed by Owner in any part of the lands described in Exhibit A is less than 100%, the interest claimed by Owner is set forth in Exhibit A. Any representation or warranty of title made by Owner shall apply only to the interest set forth in Exhibit A. The royalty provided for in the paragraph entitled "Royalty" shall be reduced so as to be proportional to the interest set forth in Exhibit A with respect to each part of the Property. If Owner owns or hereafter acquires an interest in any part of the lands described in Exhibit A greater than that set forth in Exhibit A, such interest shall be deemed a part of the Property, Exhibit A shall be deemed amended to include such interest, and the royalty payable under this Agreement with respect to that portion of the Property shall be increased proportionally.

Royalty. (a) HuntMountain shall pay an advance minimum royalty to Owner on the dates and in the amounts as follows:

> $15,000 upon the execution of this Agreement
> $22,500 upon the first anniversary of this Agreement
> $25,000 upon the second anniversary of this Agreement
> $27,500 upon the third anniversary of this Agreement
> $30,000 upon the fourth anniversary of this Agreement
> $32,500 upon the fifth anniversary (and each anniversary thereafter) of this
>   Agreement

> These advance minimum royalty payments shall be in lieu of any obligation on the part of HuntMountain, express or implied, to explore, develop, mine, or perform any work on or in connection with the Property, except as provided in the paragraph entitled and "Assessment Work".

(b)   Subject to the provisions of the paragraphs entitled "Undivided Interests" and "Lesser Interest", HuntMountain shall pay to Owner a royalty of three percent 3 % of the Net Smelter Returns from all ores, minerals, or other products removed from the Property and sold or processed by HuntMountain. There shall be credited against the production royalty payments provided for in this subparagraph (b) all advance minimum royalties previously paid pursuant to the foregoing subparagraph (a).

(c)   At any time during the term of this Agreement HuntMountain shall have the right to purchase up to two (2) percentage points of the Net Smelter Returns royalty for one million Dollars ($1,000,000.00) per percentage point. There shall be credited against the royalty production purchase price provided for in this subparagraph (c) all advance minimum and Net Smelter Returns royalties previously paid pursuant to the foregoing subparagraphs (a) and (b).

(d)   "Net Smelter Returns" means--

(i)   in the case of ores, minerals, or other products which are sold by HuntMountain in the crude state, the amount received by HuntMountain from the purchaser of the ores, minerals, or other products, less Allowable Deductions,

(ii)   in the case of ores, minerals, or other products which are processed by or for the account of HuntMountain to produce concentrates or other saleable intermediate products which are sold by HuntMountain, the amount received by HuntMountain from the purchaser of the concentrates or other saleable intermediate products, less Allowable Deductions,

(iii)   in the case of ores, minerals, or other products which are processed by or for the account of HuntMountain to produce concentrates or other saleable intermediate products which are smelted or otherwise further processed by or for the account of HuntMountain, an amount equal to the market value of the concentrates or other saleable intermediate products f.o.b. the plant producing the concentrates or other saleable intermediate products (which amount shall be deemed to have been received by HuntMountain), less Allowable Deductions,

(iv)   in all other cases, the amount received by HuntMountain from the purchaser of the ores, minerals, or other products (or, if such ores, minerals, or other products are deemed to be sold, an amount equal to the market value thereof f.o.b. the plant producing the same (which amount shall be deemed to have been received by HuntMountain)), less Allowable Deductions.

(e) "Allowable Deductions" means, to the extent borne or to be borne by HuntMountain:

(i)   sales, severance, and other similar taxes,

(ii)   charges for and taxes on transportation from the mine or, if the ores are processed, the plant producing the concentrates or other saleable products, to the place of sale,

(iii) insurance and security costs and charges,

(iv) purchaser's, smelting, refining, and other treatment charges or costs,

(v) representation, assaying, and umpire costs and fees, and

(vi) marketing costs and commissions.

If ores, minerals, or other products are deemed to have been sold, Allowable Deductions shall include amounts representing the items enumerated above to the extent that they would have been borne by HuntMountain had the ores, minerals, or other products actually been sold.

Stockpiling. (a) HuntMountain may stockpile any ores, minerals, or other products produced from the Property at such place or places as HuntMountain may elect, either upon the Property or upon other property.

(b) If HuntMountain stockpiles or holds in inventory any ores, minerals, or other products upon other property for a period longer than six (6) months, such ores, minerals, or other products shall be deemed to have been sold, and HuntMountain shall pay to Owner the royalty determined as provided in the paragraph entitled "Royalty".

Commingling. HuntMountain may commingle ores, minerals, or other products from the Property ("Subject Ore") with ores, minerals or other products from other property ("Other Ore"). Before commingling, HuntMountain shall weigh and sample the Subject Ore and Other Ore in accordance with sound mining and metallurgical practice for moisture and metal content and assay the samples to determine metal content. HuntMountain shall keep records showing weights or volumes, moisture, percent metal content, and gross metal content of the Subject Ore and Other Ore. Royalties shall be allocated between Subject Ore and Other Ore on the basis of gross metal content, with due regard being given to the difference, if any, between the royalty rate on the Subject Ore and the royalty rate on Other Ore.

Payment. (a) HuntMountain shall make all payments due Owner under this Agreement by check which shall be made payable to all owners jointly and shall be transmitted to Owner as provided in the paragraph entitled "Notices".

(b) All royalty payments shall be made on or before the 25th day of the calendar month following the calendar quarter in which payment is received or deemed to have been received for such ores, minerals, or other products.

(c) Royalty payments shall be accompanied by a statement indicating the amount of ores, minerals, or other products sold or processed and the computation of the royalty being paid. The statement shall be conclusively presumed true and correct after the expiration of ninety (90) days after the date furnished, unless within the ninety (90) day period Owner takes written exception, specifying with particularity the items excepted to and the ground for each exception. Owner shall be entitled to an independent audit of the matters covered by the statement, at Owner's expense, provided that the audit is conducted by an accounting firm of recognized standing, at least one of whose members is a member of the American Institute of certified Public Accountants.

(d) If at any time during the term of this Agreement it appears that one or more third parties may have a claim of ownership in the Property, the minerals lying in or under the Property, or royalties or other payments with respect to the Property, HuntMountain may withhold from any payments which would otherwise be due to Owner under the terms of this Agreement an amount sufficient to satisfy the claims. HuntMountain shall deposit the amount withheld in escrow, giving notice of the deposit to Owner, the amount to remain in escrow until the controversy is resolved by decision of a court or arbitrators, or otherwise. Owner shall pay when due and before delinquent all taxes required by this Agreement to be paid by Owner and all mortgage and other payments required to preserve Owner's interest in the Property. Owner shall furnish HuntMountain with receipts or other evidence of such payments. If at any time during the term of this Agreement it appears that any one or more third parties may have a claim against the Property by reason of any tax, mortgage, or other lien, HuntMountain may pay any past due payments and shall be subrogated to all rights of the holder against Owner. If HuntMountain makes any payments to one or more third parties as a result of any claim of ownership, tax, mortgage, or lien, either by way of contract, settlement, compromise, pursuant to final judgment of any court of record, or otherwise, HuntMountain may recover from Owner or from payments thereafter to become due to Owner under this Agreement the amount of any payment and all costs and expenses (including attorneys' fees) incurred by HuntMountain in connection with the claim of ownership, tax, mortgage, or lien.

Operations. (a) During the term of this Agreement, HuntMountain shall have free and unrestricted access to the Property, and shall have the right (i) to explore and develop the property. After exercising the option to purchase, HuntMountain shall have the right to mine the Property, and to extract, remove, and sell or otherwise dispose of for its own account any and all ores, minerals, or other products, (ii) to remove ores, air, water, waste, and materials from the Property or from other property by means of underground or surface operations on or in the Property or on or in other property, (iii) to deposit ores, water, waste, tailings, and materials from the Property or other property on or in the Property, and to use any part of the Property for waste dumps and tailings disposal areas, (iv) to conduct on or in the Property general mining, treatment, processing, and related operations respecting the Property and other property, and to use an¥ part of the Property for any purposes incident to such operations, and (v) to construct, use, and maintain on the Property such roads, improvements, structures, equipment, personal property, and fixtures as may be necessary or convenient for the conduct of HuntMountain's operations.

(b) HuntMountain shall conduct all operations on the Property in a good and workmanlike manner and in accordance with accepted mining practice. All decisions with respect to exploration, development, and mining of the Property and the selling of ores, minerals, concentrates, or other products from the Property, including all decisions regarding the commencement, suspension, resumption, or termination of any operations, shall be made by HuntMountain in its sole discretion. HuntMountain may sell ores, minerals, or other products, and may stockpile ores, minerals, or other products for any length of time before selling the same. There are no covenants or agreements regarding these matters other than those expressly set forth in this Agreement.

(c) HuntMountain may use any mining method, whether or not the method is in general use at the time of the execution of this Agreement, including without limitation, underground mining (including methods, such as block caving, which result in the disturbance or subsidence of the surface), surface mining (including strip mining, open pit mining, and dredging), and in situ mining (including solution mining, leaching, gasification, and liquification).

(d) HuntMountain shall comply with all laws and regulations governing its operations on the Property, including all laws and regulations regarding reclamation of the Property. If this Agreement is inconsistent with or contrary to any law or regulation, the law or regulation shall control and this Agreement shall be deemed to be modified accordingly.

<u>Easements</u>. If requested by HuntMountain from time to time during the term of this Agreement, Owner shall execute, acknowledge, and deliver to HuntMountain one or more instruments granting to HuntMountain, without cost to HuntMountain, easements upon, over, or through the Property or upon, over, or through other property owned by Owner, for the construction, maintenance, use, and removal of pipe lines, telephone lines, electrical power or transmission lines, roads, railroads, tramways, flumes, ditches, shafts, drifts, tunnels, and other facilities necessary or convenient for HuntMountain's operations on or in the Property or on or in other Property.

<u>No Implied Covenants</u>. No covenants or conditions relating to the exploration, development, mining, or related operations on or in connection with the Property, or the timing thereof, other than those expressly provided in this Agreement, shall be implied. After commencing any exploration, development, mining, or related operations on or in connection with the Property, HuntMountain may in its sole discretion curtail or cease such operations so long as it continues to make any payments due Owner under this Agreement.

<u>Protection from Liens and Damages</u>. HuntMountain shall keep the Property free of liens for labor performed or materials or merchandise furnished for use on the Property under this Agreement, and shall hold Owner harmless from all costs, loss, or damage which may result from any work or operations of HuntMountain or its possession or occupancy of the Property. Owner shall be responsible for and shall hold HuntMountain harmless for any preexisting environmental or reclamation liabilities. HuntMountain shall be responsible for and shall hold Owner harmless for any environmental or reclamation liabilities incurred during the term of this Agreement.

<u>Taxes</u>. Owner shall pay all taxes levied against the Property prior to the date of this Agreement. HuntMountain shall pay all taxes levied against the Property during the term of this Agreement. In the case of taxes for the tax year in which this Agreement commences, and for the tax year in which this Agreement ends, there shall be an apportionment, HuntMountain to bear the proportion of taxes upon the Property applicable to the part of the tax year included under this Agreement, and Owner to bear the balance of the taxes. HuntMountain shall pay all taxes levied during the term of this Agreement against all improvements, structures, equipment, personal property, and fixtures placed upon the Property by HuntMountain and all taxes levied against HuntMountain as an employer of labor. All taxes shall be paid when due and before delinquent, but HuntMountain shall be under no obligation to pay any tax so long as the tax is

being contested in good faith and by appropriate legal proceedings and the nonpayment thereof does not adversely affect Owner or any right, title, or interest of Owner in or to the Property.

Insurance. HuntMountain shall carry at all times during the term of this Agreement worker's compensation and other insurance required by state laws and mining regulations, or HuntMountain may self-insure as to such matters if it qualifies as a self-insurer under the appropriate laws and regulations.

Inspection. (a) Owner or Owner's authorized representative may enter on the Property at any reasonable time for the purpose of inspection, but shall enter at Owner's own risk and so as not to hinder unreasonably the operations of HuntMountain. Owner shall indemnify and hold HuntMountain harmless from any costs, loss, or damage by reason of injury to or the presence of Owner or Owner's representatives on the Property.

(b) Owner or Owner's authorized representative may, at any reasonable time, inspect any records pertinent and necessary for the purpose of substantiating the compliance of HuntMountain with the provisions of this Agreement.

Data. (a) Upon the execution of this Agreement, Owner shall deliver to HuntMountain all drill core, all geological, geophysical, and engineering data and maps, logs of drill holes, results of assaying and sampling, and similar data concerning the Property (or copies thereof) which are in Owner's possession or control.

(b) Upon the surrender or other termination of this Agreement (except by exercise of the option contained in the paragraph entitled "Option"), HuntMountain shall, within sixty (60) days after termination, (i) return to Owner all drill core and original data delivered by Owner to HuntMountain which are then in HuntMountain's possession or control, and (ii) make available for inspection by Owner all factual geological and geophysical data and maps (not including interpretive data), logs of drill holes, and results of assaying and sampling pertaining to the Property which HuntMountain has obtained as a result of its exploration work under this Agreement and which are then in HuntMountain's possession or control. Upon Owner's request made within sixty (60) days after termination of this Agreement (except by exercise of the option contained in the paragraph entitled "Option"), HuntMountain shall, at Owner's expense, provide Owner with the drill core designated by Owner and with copies of any portion of the geological and geophysical data and maps (not including interpretive data), logs of drill holes, and results of assaying and sampling designated by Owner.

(c) HuntMountain makes no representation or warranty as to the accuracy or completeness of any such data or information, and shall not be liable on account of any use by Owner or any other person of any such data or information. HuntMountain shall not be liable for the loss or destruction of any drill core.

Confidentiality. All information obtained by Owner or Owner's authorized representatives from HuntMountain arising out of HuntMountain's activities on the Property pursuant to this Agreement shall be kept strictly confidential by Owner and shall not be released to any third person except upon the prior written consent of HuntMountain.

Option. (a) Owner grants to HuntMountain during the term of this Agreement the sole and exclusive option to purchase the Property, together with all appurtenances and water rights incident thereto and all improvements and personal property thereon, free and clear of all liens and encumbrances, for a total purchase price of Five Thousand Dollars ($5,000.00). The delivery to Scoonover of a copy of a mine plan of operations approved by the lead government agency having responsibility for such approval or a final feasibility study approved by the HuntMountain Resources management shall be a condition precedent to the exercise of the option. The Quit Claim Deed shall provide for the reservation of the Royalty by Owner and HuntMountain Resources' covenant and obligations to pay the Royalty and Minimum Royalty Payments and HuntMountain Resources' other obligations which shall survive Owner's execution and delivery of the Deed.

(b) Owner grants to HuntMountain the exclusive right to purchase the Property, subject to the Royalty reserved by Owner and subject to HuntMountain's obligations under the conveyance executed and delivered by Owner on the closing of the Option. HuntMountain may exercise the Option at any time after HuntMountain commits to commence development of a mine or mining on the Property or completes a positive feasibility study for development or mining on the Property. The Purchase Price for the Property shall be Five Thousand Dollars ($5,000.00).

(c) Notice of Election. If HuntMountain elects to exercise the Option, HuntMountain shall deliver written notice to Owner. On Owner's receipt of HuntMountain's notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property, as applicable, within thirty (30) days after Owner's delivery of the notice.

(d) Real Property Transfer Taxes. HuntMountain shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option. The parties acknowledge that there are presently no real property transfer taxes assessed on the transfer of title to unpatented mining claims, including the unpatented mining claims which constitute the Property.

(e) Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the Property and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

(f) Payment on Closing. On closing of the Option, HuntMountain shall pay the Purchase Price to Owner in cash or by wire transfer.

(g) Conveyance on Closing. If HuntMountain exercises and closes the Option, Owner shall execute and deliver to HuntMountain a conveyance of the Property which contains the reservation of the Royalty in this Agreement. On the closing of the Option, the parties shall complete the conveyance by inserting the description of all of the unpatented mining claims which comprise the Property on closing of the Option. The execution, delivery and recording of the conveyance shall not constitute a merger of HuntMountain's obligations under this Agreement which shall survive the closing of the Option. Owner and HuntMountain shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

(h) Effect of Closing. On closing of the Option, HuntMountain shall own the Property, subject to the Royalty reserved by Owner and HuntMountain's obligations which survive exercise of the Option and the obligations stated in the conveyance of the Property.

Termination and Surrender. (a) If HuntMountain fails to comply with the provisions of this Agreement, including the paragraph entitled "Royalty", and if HuntMountain does not initiate and diligently pursue steps to correct the default within thirty (30) days after notice has been given to it by Owner specifying with particularity the nature of the default, then upon the expiration of the thirty (30) day period, all rights, liabilities, and obligations of HuntMountain under this Agreement shall terminate, except that (i) HuntMountain shall have the rights provided in the paragraphs entitled "Removal of Property" and "Access", and (ii) HuntMountain shall have those liabilities existing on the date of termination, the obligations provided in the paragraph entitled "Data", and liability for payments under the paragraph entitled "Royalty" then due or, in the case of production royalties, then accrued. Any default claimed with respect to the payment of money may be cured by the deposit in escrow the amount in controversy (not including interest or claimed consequential, special, exemplary, or punitive damages) and giving of notice of the deposit to Owner, the amount to remain in escrow until the controversy is resolved by decision of a court or arbitrators, or otherwise. If HuntMountain by notice to Owner disputes the existence of a default, then this Agreement shall not terminate unless HuntMountain does not initiate and diligently pursue steps to correct the default within thirty (30) days after the existence of a default has been determined by decision of a court or arbitrators, or otherwise.

(b) Subject to the right of Owner to terminate this Agreement as provided in the foregoing subparagraph (a), controversy between the parties to this Agreement shall not interrupt operations under this Agreement. In the event of any controversy, HuntMountain may continue operations under this Agreement and shall make the payments provided for in this Agreement notwithstanding the existence of the controversy. Upon the resolution of the controversy, such payments or restitutions shall be made as required by the terms of the decision of the court or arbitrators, or otherwise.

(c) Upon sixty (60) days written notice, HuntMountain may at any time terminate this Agreement as to all or any part of the Property by delivering to Owner or by filing for record in the appropriate office (with a copy to Owner) a recordable Surrender of this Agreement or a Partial Surrender describing that portion of the Property as to which this Agreement is surrendered. Upon mailing the Surrender or Partial Surrender to Owner or to the appropriate office, all rights, liabilities, and obligations of HuntMountain under this Agreement with respect to the portion of the Property as to which this Agreement is terminated shall terminate, except that (i) HuntMountain shall have the rights provided in the paragraphs entitled "Removal of Property" and "Access", and (ii) HuntMountain shall have those liabilities existing on the date of termination, the obligations provided in the paragraph entitled "Data", and liability for payments under the paragraph entitled "Royalty" then due or, in the case of production royalties, then accrued.

Removal of Property. For a period of six (6) months after the termination of this Agreement HuntMountain shall have the right (but not the obligation) to remove from the Property all broken or stockpiled ore, minerals, or other products (subject to the payment of royalties provided for in this Agreement), dumps, tailings, and residue, and all structures, equipment, personal property, and fixtures owned by HuntMountain or erected or placed on or in the Property by HuntMountain, except mine timbers in place. HuntMountain may keep one or more watchmen on the Property during the above-mentioned period.

Access. For as long as necessary after termination of this Agreement, HuntMountain shall have the right of access to and across the Property for reclamation purposes.

Amendments, Relocations, and Patents. During the term of this Agreement HuntMountain shall have the right (but not the obligation) to amend or relocate any or all of the unpatented mining claims included in the Property, to locate placer claims on ground theretofore covered by lode claims and vice versa, to locate mill sites on ground theretofore covered by mining claims and vice versa, and to locate any fractions existing on the date of this Agreement or resulting from the location, amendment, or relocation of mining claims or mill sites. All such locations, amendments, or relocations shall be made in the name of Owner. At the request of HuntMountain, Owner shall apply for patent for any or all of the unpatented mining claims and mill sites. All expenses authorized by HuntMountain in connection with locating, amending, or relocating mining claims or mill sites or prosecuting patent proceedings shall be borne by HuntMountain. The rights of HuntMountain under this Agreement shall extend to all such locations, amended locations, relocations, and patented mining claims and mill sites.

Compliance with Federal Land Policy and Management Act. (a) Owner warrants that the location notices or location certificates for the unpatented mining claims included in the Property have been timely filed in the proper office of the Bureau of Land Management pursuant to § 314(b) of the Federal Land Policy and Management Act of 1976, 43 U.S.C. § 1744(b).

(b) Owner warrants that evidence of assessment work or notices of intention to hold for the unpatented mining claims included in the Property have been timely recorded in the proper county (or recording district) office and timely filed in the proper office of the Bureau of Land Management pursuant to § 314(a) of the Federal Land Policy and Management Act of 1976, 43 U.S.C. § 1744(a), for each assessment year for which such recording and filing was required to and including the assessment year ending September 1, 2005.

Assessment Work. (a) Owner warrants that the annual assessment work required to hold the Property has been performed for the assessment year ending September 1, 2005. HuntMountain shall perform the assessment work for the benefit of the Property for the assessment year ending September 1, 2006 and for every year thereafter in which HuntMountain continues this Agreement beyond the 1st day of June of the assessment year. If any court or governmental agency decides that the work performed by HuntMountain does not constitute the kind of work required by federal or state law, HuntMountain shall nevertheless be deemed to have complied with the terms of this Agreement if the work done by HuntMountain is of the kind generally accepted in the mining industry as assessment work under existing law.

(b) HuntMountain shall be relieved of its obligation to perform assessment work for any period in which assessment work is not required or the assessment work requirement is suspended, and HuntMountain shall have the benefit of subsequent laws enacted which relate to assessment work, including any laws extending the time within which to perform assessment work. For each year in which HuntMountain performs assessment work, it will record in the office where the location notice or location certificate is recorded, and in any other proper office in the county (or recording district) in which the claims are located, and in the proper office of the Bureau of Land Management, an affidavit of assessment work or other document complying with the requirements of state law and the Federal Land Policy and Management Act of 1976 and the regulations implementing and supplementing the Act.

(c) Owner represents that the Property is one contiguous group of mining claims, and agrees that work on any one or more of the claims will be for the benefit of all of the claims. Some or all of the Property is or may be held by HuntMountain together with one or more other properties in the same general area as a group, and assessment work may be performed on one or more of the claims in the group for the benefit of all of the claims in the group (including the claims which comprise or form a part of the Property) pursuant to a general plan tending to develop all of the claims in the group and to facilitate the extraction of ore therefrom. Assessment work so performed shall be deemed to have been performed on the claims included in the Property.

(d) Owner represents that no report of geological, geophysical, and geochemical work (30 U.S.C. §§ 28-1 and 28-2) on the Property has been filed for any assessment year.

Federal Mining Claim Maintenance Fees. If under applicable federal laws and regulations federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2005, to September 1, 2006, and not less than thirty (30) days before the applicable deadline (except for the assessment year ending on September 1, 2005), HuntMountain shall timely and properly pay the federal annual mining claim maintenance fees, and shall execute and record or file, as applicable, proof of payment of the federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. HuntMountain shall deliver to Owner proof of HuntMountain's compliance with this Section not less than ten (10) days before the applicable deadline. If HuntMountain elects to terminate this Agreement more than two (2) months before the deadline for payment of the federal annual mining claim maintenance fees for the succeeding annual assessment year, HuntMountain shall have no obligation to pay the federal annual mining claim maintenance fees for the Property for the succeeding assessment year.

Change in Federal Mining Law. If the United States establishes a leasing system or other system of tenure for lands or minerals now subject to location under the mining laws, and if the new system gives Owner an election to acquire rights under the new system in exchange for or in modification of Owner's existing rights, HuntMountain may make the election in the name of Owner with respect to any or all of the unpatented claims included in the Property. Thereafter, during the term of this Agreement HuntMountain shall pay all royalties, rentals, bonuses, fees, and other amounts required by the new system,. The rights of HuntMountain under this Agreement shall extend to the lease or other rights granted by the new system.

Notices. All notices and other communications to either party shall be in writing and shall be sufficiently given if (i) delivered in person, (ii) sent by fax or electronic communication, with confirmation sent by registered or certified mail, return receipt requested, or (iii) sent by registered or certified mail, return receipt requested. All notices shall be effective and shall be deemed delivered (i) if by personal delivery, on the date of delivery, (ii) if by electronic communication, on the date of receipt of the electronic communication, and (iii) if by mail, on the date of mailing. Any notice given by or to E.L. Hunsaker III shall be notice by or to all Owners. Until a change of address is communicated as indicated above, all notice to Owner shall be address:

> Scoonover Exploration LLC
> E.L. Hunsaker III – Managing Member
> P.O. Box 2021
> Elko, Nevada 89803

and all notice to HuntMountain shall be addressed:

> HuntMountain Resources
> Tim Hunt, President
> 1611 N. Molter Road #201
> Liberty Lake, WA 99019

With a copy to:

> Gregory B. Lipsker
> Workland & Witherspoon PLLC
> 601 W. Main Ave., Suite 714
> Spokane, WA 99201

Assignment. (a) The rights of either party under this Agreement may be assigned in whole or in part, subject to the provisions set forth below.

(b) No change or division in the ownership of the Property or the payments provided for in this Agreement, however accomplished, shall enlarge the obligations or diminish the rights of HuntMountain. Owner covenants that any change in ownership shall be accomplished in such a manner that HuntMountain shall be required to make payments and to give notices to but one person, firm, or corporation, and upon breach of this covenant, HuntMountain may retain all monies otherwise due to Owner until the breach has been cured. No change or division in ownership shall be binding on HuntMountain until thirty (30) days after Owner has given HuntMountain a certified copy of the recorded instrument evidencing the change or division.

(c) If HuntMountain assigns an undivided interest in this Agreement, each holder of an undivided interest shall separately pay to Owner the royalties accruing with respect to that holder's interest in the production from the Property. If HuntMountain assigns the whole of or an undivided interest in this Agreement, liability for breach of any obligation under this Agreement shall rest exclusively upon the holder of this Agreement or of an undivided interest who commits the breach. If this Agreement is assigned as to a segregated portion of the Property, default by the holder of that portion shall not affect the rights of holders of any other portion.

(d) Subject to HuntMountain's rights under this Agreement, Owner shall have the right to assign, convey, encumber, or sell all or any part of its interest in this Agreement or the Property.   No change in ownership of Owner's interest in the Property shall affect HuntMountain's obligations under this Agreement unless and until Owner delivers and HuntMountain receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until HuntMountain receives Owner's notice and the documents required to be delivered under this Section, HuntMountain may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge HuntMountain's obligations or diminish HuntMountain's rights under this Agreement.

Inurement.   All covenants, conditions, limitations, and provisions contained in this Agreement apply to and are binding upon the parties to this Agreement, their heirs, representatives, successors, and assigns.

Force Majeure. (a) If HuntMountain shall be prevented by Force Majeure from timely performance of any of its obligations under this Agreement (except payment of money to Owner), the failure of performance shall be excused and the period for performance and the term of this Agreement shall be extended for an additional period equal to the duration of the Force Majeure. Upon the occurrence and upon the termination of any Force Majeure, HuntMountain shall promptly notify Owner. HuntMountain shall use reasonable diligence to remedy a Force Majeure, but shall not be required against its better judgment to settle any labor dispute or contest the validity of any law or regulation or any action or inaction of civil or military authority.

(b)   "Force Majeure" means any cause beyond HuntMountain's reasonable control, including law or regulation; action or inaction of civil or military authority; inability to obtain any license, permit, or other authorization that may be required to conduct operations on or in connection with the Property; unusually severe weather; mining casualty; unavoidable mill shutdown; damage to or destruction of mine plant or facility; fire; explosion; flood; insurrection; riot; labor dispute; inability after diligent effort to obtain workmen or material; delay in transportation; acts of God; unavailability of a suitable market for the ores, minerals, or other products from the Property; and excessive cost of mining, milling, processing, or marketing, or insufficient prices available for the ores, minerals, or other products from the Property, which render HuntMountain's operations uneconomic.

(c)   Force Majeure shall not excuse the failure to perform assessment work unless a deferment of assessment work has been obtained under 30 U.S.C. § 28b et seq., in which case failure to perform assessment work shall be excused only for the period of such deferment. Force Majeure shall not excuse the failure to record or file any instrument required to be recorded or filed under the Federal Land Policy and Management Act of 1976.

Rule Against Perpetuities. Any right or option to acquire any interest in real or personal property under this Agreement must be exercised, if at all, so as to vest such interest in

HuntMountain within twenty-one (21) years after the date of execution of this Agreement by both parties.

Short Form. Contemporaneously herewith HuntMountain and Owner may have executed and delivered a Short Form of this Agreement. HuntMountain may record the Short Form or this Agreement, or both, as it may elect.

Modification. No modification, variation, or amendment of this Agreement shall be effective unless it is in writing and is signed by all parties to this Agreement.

Entire Agreement. This Agreement sets forth the entire agreement of the parties and supersedes all previous and contemporaneous agreements, representations, warranties, and undertakings, written or oral.

Construction. (a) The paragraph headings are for convenience only, and shall not be used in the construction of this Agreement. The term "Owner" shall be deemed to be singular or plural, and shall be deemed to be masculine, feminine, or neuter, whenever the construction of this Agreement so requires.

(b) The invalidity of any provision of this Agreement shall not affect the enforceability of any other provision of this Agreement.

Governing Law. The formation, interpretation, and performance of this Agreement shall be governed by the internal law (but not the conflicts of law rules) of the State of Washington. Venue to enforce any action arising hereunder shall lie in Spokane County, Washington.

Additional Documents. Owner shall provide HuntMountain with such additional documents as may be necessary to carry out the purposes of this Agreement. If conditions change by reason of acquisitions, conveyances, assignments, or other matters relating to the title to or description of the Property, Owner and HuntMountain shall execute amendments of this Agreement and the Short Form of this Agreement, and any other documents which may be necessary to reflect such changed conditions.

Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original. If any person named as one of the Owners does not execute this Agreement, it shall nevertheless be binding upon those persons executing it.

Homestead Waiver. Owner expressly waives and releases all rights, exemptions, and benefits under or by virtue of any homestead, homestead exemption, dower, courtesy, community property, or marital property laws now or hereafter in force in the state in which the Property is located.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Scoonover Exploration LLC

/s/ E. L. Hunsaker

By: _____

E.L. Hunsaker III, Managing Member

On this 13th day of March, 2006, before me, the under-signed, a Notary Public in and for the State of Nevada, personally appeared E.L. Hunsaker III to me known to be the Managing Member of Scoonover Exploration LLC, who executed the within and foregoing instrument and acknowledged the said instrument to be the free and voluntary act and deed of said company, for the uses and purposes therein mentioned, and on oath stated that each was authorized to execute said instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

/s/ Danielle Gardner

_____

Notary Public in and for Nevada State

9/23/09

My Commission Expires: _____

HuntMountain Resources

/s/ Tim Hunt

By: _____

Tim Hunt, President

On this 24th day of February, 2006, before me, the undersigned, a Notary Public in and for the State of Washington, personally appeared Tim Hunt to me known to be the President of HuntMountain Resources, who executed the within and foregoing instrument and acknowledged the said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes therein mentioned, and on oath stated that each was authorized to execute said instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

/s/ Theron V Rust

_____

Notary Public in and for Washington State

11/25/07

My Commission Expires: _____

Dun Glen Project
Exhibit A
Scoonover Exploration LLC - HuntMountain Resources Agreement

Those certain unpatented lode mining claims located in:
Sections 1, 2, 10, 11, 12, 14, 15, 22, and 23; Township 33 North, Range 36 East,
Pershing County, Nevada, more particularly described as follows:

Claim Name	Date Located	Owner	BLM Claim Number
Gus-1	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-2	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-3	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-4	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-5	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-7	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-8	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-9	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-10	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-11	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-12	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-13	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-14	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-15	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-16	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-17	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-18	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-19	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-20	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-21	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-22	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-23	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-24	February 3, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-106	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-107	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-108	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Gus-109	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-20	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-21	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-22	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-23	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-26	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-27	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-28	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-29	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-30	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-31	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-32	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-33	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-38	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-39	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-40	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-41	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-42	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-43	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued

MTR-44	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-45	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-46	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-47	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-50	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-51	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-52	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-53	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
MTR-54	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-3	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-4	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-6	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-7	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-8	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-9	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-10	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-14	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-15	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-16	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-17	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-11	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-12	January 14, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-13	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-18	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-19	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-20	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-21	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-22	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-23	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-24	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-25	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-26	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-27	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-28	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-29	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued
Sierra-30	February 4, 2006	Scoonover Exploration LLC	Not Yet Issued

Dun Glen Project
Exhibit B
Scoonover Exploration LLC - HuntMountain Resources Agreement

Those certain unpatented lode mining claims located in:
Sections 1, 2, 11, 12, and 14; Township 33 North, Range 36 East,
Pershing County, Nevada, more particularly described as follows:

Claim Name	Date Located	Owner	BLM Claim Number
Black Hole #1		Painter	NMC123920
Black Hole #2		Painter	NMC123921
Monroe #1		Painter	NMC123922
Monroe #2		Painter	NMC123923
Monroe #3		Painter	NMC123924
M.M. 1		Painter	NMC463692
M.M. 2		Painter	NMC463693
M.M. 8		Painter	NMC463699
Nevada 1		Heckman	NMC123909
Nevada 2		Heckman	NMC123910
Nevada 3		Heckman	NMC123911
Nevada 4		Heckman	NMC123912
Nevada 5		Heckman	NMC123913



SCX Claims Boundary Area of Influence

Scoonover Exploration LLC
Dun Glen Project
Pershing County Nevada
Exhibit C - Hunt Mountain Resources

0   1,000 2,000   4,000
Feet

Exhibit 10.2

ASSIGNMENT OF MINING LEASE AND OPTION TO PURCHASE

THIS ASSIGNMENT, effective March 10, 2006, is from Scoonover Exploration LLC, ("Scoonover"), whose address is Scoonover Exploration LLC, c/o E.L. Hunsaker III – Managing Member, P.O. Box 2021, Elko, Nevada 89803 to HuntMountain Resources ("HuntMountain"), whose address is HuntMountain Resources, c/o Tim Hunt - President, 1611 N. Molter Road #201, Liberty Lake, WA 99109.

IN CONSIDERATION of One Dollar ($1.00) and other valuable consideration, and further in consideration of the mutual covenants and conditions contained in this Assignment, the parties agree as follows:

1.   Assignment. Scoonover assigns to HuntMountain all of the right, title, and interest of Scoonover in and to those certain leases and agreements more particularly described in Exhibit A attached hereto and incorporated by reference herein.

2.   Indemnity. HuntMountain assumes the obligations of Scoonover under the leases and agreements and shall indemnify and hold harmless Scoonover from any costs, loss, or damage (including attorneys' fees) resulting from any default under the leases and agreements after the date of this Assignment or from any operations or activities of HuntMountain after the date of this Assignment on or in connection with the properties covered by the leases and agreements.

3.   No Warranty. Scoonover makes no warranty, express or implied.

4.   Inurement. All covenants, conditions, limitations, and provisions contained in this Agreement apply to and are binding upon the parties to this Agreement, their successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Assignment as of the date first above written.

Scoonover Exploration LLC

/s/ E.L. Hunsaker

By: _____

E.L. Hunsaker III, Managing Member

On this 13th day of March, 2006, before me, the undersigned, a Notary Public in and for the State of Nevada, personally appeared E.L. Hunsaker III to me known to be the Managing Member of Scoonover Exploration LLC, who executed the within and foregoing instrument and acknowledged he said instrument to be the free and voluntary act and deed of said company, for the uses and purposes therein mentioned, and on oath stated that each was authorized to execute said instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

/s/ Danielle Gardner

_____

Notary Public in and for Nevada State

9/23/09

My Commission Expires: _____

HuntMountain Resources

/s/ Tim Hunt

By: _____

Tim Hunt, President

On this 10th day of March, 2006, before me, the undersigned, a Notary Public in and for the State of Washington, personally appeared Tim Hunt to me known to be the President of HuntMountain Resources, who executed the within and foregoing instrument and acknowledged he said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes therein mentioned, and on oath stated that each was authorized to execute said instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

/s/ Theron V Rust

_____

Notary Public in and for Washington State

11/25/2007

My Commission Expires: _____

EXHIBIT A

Mining Lease and Option to Purchase Agreement by and between Scoonover Exploration, LLC and Gene R. Heckman, dated February 1, 2006 a copy of which is attached hereto and by this reference incorporated herein.

Mining Lease and Option to Purchase Agreement

This Mining Lease and Option to Purchase Agreement ("Agreement") is made and entered into by and between Gene R. Heckman ("Owner"), and Scoonover Exploration LLC, a Nevada limited liability company ("Scoonover").

Recitals

A.   Owner owns the unpatented mining claims situated in Pershing County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the "Property").

B.   Owner desires to lease the Property to Scoonover and to grant to Scoonover the option to acquire ownership of the Property.

Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.   **Definitions.** The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1   "Closing Date" means the date on which Scoonover's purchase of the Property is closed in accordance with Section 5.

1.2   "Effective Date" means February 1, 2006.

1.3   "Governmental Regulations" means all directives, laws, orders, ordinances, regulations and statutes of any federal, state or local agency, court or office.

1.4   "Lease Year" means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

1.5   "Minerals" means all minerals and mineral materials, including gold, silver, platinum and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

1.6   "Minimum Payments" means the minimum payments payable by Scoonover in accordance with Section 4.1.

1.7   "Net Smelter Returns" means the net smelter returns from the production of Minerals from the Property as calculated and determined in accordance with Exhibit 1 attached to and part of Exhibit B attached to and part of the conveyance to be executed and delivered in accordance with Section 5.5.

1.8   "Option" means the option granted by Owner to Scoonover to acquire ownership of the Property.

1.9 "Owner" means Gene R. Heckman and his heirs, successors and assigns.

1.10 "Property" means the unpatented mining claims described in Exhibit A.

1.11 "Purchase Price" means the purchase price for the Property described in Section 5.

1.12 "Royalty" means the production royalty payable by Scoonover to Owner in accordance with Section 4.2.

1.13 "Scoonover" means Scoonover Exploration LLC, a Nevada limited liability company, and its successors and assigns.

2.   Lease and Grant of Rights. Owner leases the Property to Scoonover and grants Scoonover the rights and privileges described in this Section.

2.1   Lease. Owner leases the Property exclusively to Scoonover for the purposes of exploration for and the development, mining and processing of Minerals. Owner grants to Scoonover the right of ingress and egress for equipment, machinery, personnel and supplies. Owner grants to Scoonover the right of placing and using excavations, open pit mines, injection and production wells, openings, shafts and of constructing, erecting, maintaining, using and removing any and all buildings, electrical power lines, facilities, heap leach pads, pipelines, plants, pumps, roadways, stockpiles, tailings dumps and ponds, waste dumps and all other fixtures and improvements for the beneficiation, concentration, extraction, leaching, refining, smelting and transportation of Minerals and products of Minerals. Scoonover is also granted the right, to the extent Owner may grant the same, to cave, consume, destroy, subside and remove lateral and subjacent support for all or any part of the Property. Notwithstanding the foregoing grant of rights, Scoonover must exercise the Option before it commences mining of Minerals.

2.2   Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Scoonover shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Scoonover in its operations on the Property.

3.   Term. The initial term of this Agreement shall commence on the Effective Date and shall expire ten (10) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended. The initial term of this Agreement may be extended for an additional term of ten (10) years. At the end of the secondary term, the term of this Agreement shall be renewed automatically for additional extension terms of one (1) year each on the condition that Scoonover continues exploration, development or mining activities on the Property at the expiration of the secondary term and each subsequent extension.

4.   **Payments.** Scoonover shall make the following payments to Owner:

4.1   **Minimum Payments.** On the dates described below, Scoonover shall pay to Owner the sums ("Minimum Payments") described below:

Date	Payment Amount
Date of execution	$ 5,000.00
First anniversary of the Effective Date	7,500.00
Second anniversary of the Effective Date	10,000.00
Third anniversary of the Effective Date	12,500.00
Fourth anniversary of the Effective Date	15,000.00
Fifth anniversary of the Effective Date and on each subsequent anniversary of the Effective Date	20,000.00

The Minimum Payments shall constitute advance payments of the Royalty and shall be credited cumulatively in Scoonover's favor against its Royalty payment obligations.

4.2   **Production Royalty.** Scoonover shall pay to Owner a production royalty based on the Net Smelter Returns from the production or sale of Minerals from the Property. The Royalty percentage rate for the Property shall be three percent (3%) of the Net Smelter Returns.

Scoonover shall have the option to purchase two-thirds (2/3) of the Royalty applicable to the Property representing two percent (2%) of the Net Smelter Returns. The purchase price for the Royalty Option shall be Eight Hundred Seventy-Five Thousand Dollars ($875,000) for each one percent (1%) of the Net Smelter Returns for a total of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000). On Scoonover's exercise of the Royalty Option, Owner shall execute and deliver to Scoonover a conveyance of the portion of the Royalty purchased by Scoonover. Following closing of Scoonover's exercise of the Royalty Option, the Royalty percentage rate shall be reduced from three percent (3%) to one percent (1%) of the Net Smelter Returns. Closing of the Royalty Option shall be completed within thirty (30) days following Scoonover's delivery of notice of its exercise of the Royalty Option.

4.3   **Method of Payment.** Except as otherwise provided in this Agreement, all payments by Scoonover to Owner shall be paid by check delivered to Owner at its address for notice purposes or by wire transfer to an account designated by Owner. Scoonover shall be obligated to deliver a single check or payment and shall have no liability or responsibility for allocation of the Minimum Payments following delivery to Owner.

4.4   **Currency.** All sums referred to in this Agreement are in United States currency.

5.   **Option.** Owner grants to Scoonover the exclusive right to acquire ownership of the Property, subject to the Royalty reserved by Owner and subject to Scoonover's obligations under the conveyance executed and delivered by Owner on the closing of the Option. The purchase price for the Property (the "Purchase Price") shall be Two Hundred Fifty Thousand Dollars

($250,000). Scoonover may exercise the Option at any time, but it must do so before it commences mining of Minerals.

5.1 **Notice of Election.** If Scoonover elects to exercise the Option, Scoonover shall deliver written notice to Owner. On Owner's receipt of Scoonover's notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property within thirty (30) days after Owner's delivery of the notice.

5.2 **Real Property Transfer Taxes.** Scoonover shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option.

5.3 **Proration of Taxes.** Payment of any and all state and local real property and personal property taxes levied on the Property, if any, and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month.

5.4 **Payment on Closing.** On closing of the Option, Scoonover shall pay the balance of the Purchase Price, if any, to Owner, in cash or by wire transfer to an account designated by Owner.

5.5 **Conveyance on Closing.** If Scoonover exercises and closes the Option, Owner shall execute and deliver to Scoonover a conveyance of the Property in the form of Exhibit B attached to and by this reference incorporated in this Agreement. On the closing of the Option, the parties shall complete the conveyance by (a) inserting the description of all of the unpatented mining claims which comprise the Property on closing of the Option; (b) inserting the Royalty percentage rate which shall be taken from Section 4.2 of this Agreement, unless on exercise of the Option Scoonover exercises and closes the Royalty Option, in which case the Royalty percentage rate as reduced shall be inserted in the conveyance; and (c) inserting the schedule of Minimum Payments applicable after the closing of the Option. The execution, delivery and recording of the conveyance shall not constitute a merger of Scoonover's obligations under this Agreement which shall survive the closing of the Option, specifically, the obligations expressly stated in the conveyance and Scoonover's obligations which accrue, but are not fully performed, before the closing of the Option, including the obligations under Sections 4.1, 6, 7.3, 11, 12.3 and of this Agreement. Owner and Scoonover shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

5.6 **Effect of Closing.** On closing of the Option, Scoonover shall own the Property, subject to the Royalty reserved by Owner and Scoonover's obligations stated in the conveyance of the Property and this Agreement shall terminate.

6. **Compliance With The Law.** Scoonover shall, at Scoonover's sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Scoonover, including but not limited to all exploration and development work performed by Scoonover during the term of this Agreement. Scoonover shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property. Owner agrees to cooperate with Scoonover in Scoonover's application for governmental licenses, permits and approvals, the costs of which shall be borne by Scoonover.

7. Scoonover's Work Practices and Reporting.

7.1 Work Practices. Scoonover shall work the Property in a miner-like fashion.

7.2 Inspection of Data. During the term of this Agreement, Owner shall have the right to examine and make copies of all data, including interpretative data, regarding the Property in Scoonover's possession during reasonable business hours and upon prior notice, provided, however, that the rights of Owner to examine such data shall be exercised in a manner that does not interfere with the operations of Scoonover.

7.3 Reports. On or before the end of the second month following each Lease Year during which this Agreement is effective, Scoonover shall deliver to Owner a report of all of Scoonover's activities conducted on the Property for the previous calendar year.

8. Scoonover's Operating Rights.

8.1 Cross Mining. Scoonover is granted the right to mine and remove Minerals and other materials from the Property through or by means of shafts, openings or pits which may be in or upon adjoining or nearby lands owned or controlled by Scoonover. Scoonover may use the Property and any shafts, openings and pits on the Property for the mining, removal, treatment and transportation of ores and materials from adjoining or nearby lands, or for any purpose connected with such activities. Scoonover shall have the right to treat or process on the Property any Minerals and ores or materials mined from other properties. Such treatment may be conducted wholly or in part at facilities established or maintained on the Property or on other properties. Scoonover shall have no obligation to remove such waste from the Property, nor to return to the Property any waste deposited on the Property or on other properties. Scoonover shall have no obligation to remove such waste from the Property, nor to return to the Property any waste deposited elsewhere.

8.2 Unitization. Scoonover's operations on the Property and its operations on other lands may be conducted upon the Property and upon any and all such other lands as a single mining operation, to the same extent as if all such properties constituted a single tract of land.

8.3 Boundary Areas. Owner waives all rights, statutory and otherwise, to require Scoonover to maintain adjacent support for the Property and any contiguous property owned, leased, or controlled by Scoonover or any other party. Owner waives its right to prohibit Scoonover from mining within any minimum distance of any boundary line of the Property and contiguous lands and grants to Scoonover the authority to act as Owner's agent and representative to enter agreements with the owners of contiguous properties so as to allow mining of all Minerals located on, near or under the boundary of the Property. Owner waives all extralateral rights appurtenant to each unpatented mining claim which constitutes part of the Property, and agrees that Scoonover's obligations to account for and to pay the Royalty shall apply and extend only to Minerals and products of Minerals produced from within the vertical planes of the exterior boundaries of the Property extended downward to the center of the earth.

8.4   Commingling. Scoonover shall have the right to commingle minerals from the Royalty Property with minerals mined from other properties. Not less than sixty (60) days before commencement of commingling, Scoonover shall notify Owner and shall deliver to Owner a copy of Scoonover's proposed commingling plan. Before Scoonover commingles any minerals produced from the Royalty Property with minerals from other properties, the minerals produced from the Royalty Property and other properties shall be measured and sampled in accordance with sound mining and metallurgical practices for metal, commercial minerals and other appropriate content. Scoonover shall keep accurate accounts and records which show the measurements, assays of metal, commercial minerals, gross metal content of the minerals and other appropriate content and penalty substances.

8.5   Stockpiling. Scoonover shall have the right to stockpile on the Property or on other properties any Minerals or products of Minerals produced from the Property at such place or places as Scoonover may elect, without the obligation to remove them from where stockpiled or to return them to the Property. The stockpiling of Minerals from the Property on other lands shall not be deemed a removal or shipment requiring payment in respect of Owner's interest. Scoonover shall have the right to stockpile on the Property any ore, materials or waste mined or produced by Scoonover from other lands without obligation to remove the same at any time. Owner agrees to recognize the rights and interests of others in such other ores, materials and waste stockpiled on the Property and to permit their removal by Scoonover or the owner of such other ores, materials and wastes.

9.   Scope of Agreement. This Agreement shall extend to and include only the unpatented mining claims described in Exhibit A attached to this Agreement and no other mining claims or property interests.

10.   Liens and Notices of Non-Responsibility. Scoonover agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Scoonover, and to pay, and defend, indemnify and hold harmless Owner from and against, all indebtedness and liabilities incurred by or for Scoonover which may or might become a lien, charge or encumbrance; except that Scoonover need not discharge or release any such lien, charge or encumbrance so long as Scoonover disputes or contests the lien, charge or encumbrance or posts a bond sufficient to discharge the lien. Nothing in this Section shall limit or prohibit Scoonover's right to grant a security interest in its rights under this Agreement of the purpose of securing financing for Scoonover or its affiliates.

11.   Taxes.

11.1   Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before execution of this Agreement. Scoonover shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates shall be prorated between Owner and Scoonover, except that neither Owner nor Scoonover shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

11.2   Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party's personal property, improvements or structures placed or used on the Property.

11.3   Income Taxes. Neither party shall be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to or assessed to the other party, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the closing of the Option.

11.4   Delivery of Tax Notices. If a party receives tax bills or claims which are the other party's responsibility, such party shall promptly forward them to the other party for payment.

12.   Insurance and Indemnity.

12.1   Scoonover's Liability Insurance. At its sole cost, Scoonover shall keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least One Million Dollars ($1,000,000) per occurrence for injuries to or death of any person.

12.2   Waiver of Subrogation. Scoonover and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Scoonover and in force at the time of such loss or damage.

12.3   Waiver and Indemnification. Owner shall not be liable to Scoonover and Scoonover waives all claims against Owner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Scoonover's business conducted on the Property. Scoonover shall defend, indemnify and hold harmless Owner and Owner's agents, directors, employees, and members from and against any and all claims, costs, damages, expenses, judgments or liabilities arising from or relating to Scoonover's activities on the Property. Owner shall defend, indemnify and hold harmless Scoonover and Scoonover's agents, directors, employees, and members from and against any and all claims, costs, damages, expenses, judgments or liabilities arising from or relating to Owner's activities on the Property.

13. Environmental.

13.1 Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

13.2 Hazardous Materials Activities. Scoonover shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Scoonover's use of the Property (collectively "Hazardous Materials Activities") to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Scoonover's employees, partners, agents, invitees, contractors and their subcontractors. Scoonover shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property, except as allowed under Applicable Environmental Laws. Scoonover shall cause all Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Scoonover shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with Hazardous Materials Activities, and Scoonover shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Scoonover to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Scoonover shall be solely responsible, at Scoonover's expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit.

13.3 Environmental Indemnity. Scoonover shall promptly reimburse, defend, indemnify and hold harmless Owner, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney's fees, consultant's fees and other expert's fees and costs), and damages, which arise from or relate to: (a) Hazardous Materials Activities; (b) any non-compliance with Applicable Environmental Laws in connection with Scoonover's use of the Property; or (c) a breach of any obligation of Scoonover under this Section.

13.4   Survival.   The provisions of this Section shall survive expiration or termination of this Agreement.

14.   Property Maintenance.

14.1   Property Maintenance; Work Commitment.

14.1.1 Annual Assessment Work.   To the extent required by law, beginning with the annual assessment work period of September 1, 2006, to September 1, 2007, and for each succeeding annual assessment work year commencing during the term of this Agreement. Scoonover shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate federal, state and local office as required by applicable federal, state and local laws, regulations and ordinances. Scoonover shall deliver to Owner proof of Scoonover's compliance with this Section. If Scoonover elects to terminate this Agreement more than two (2) months before the deadline for performance of annual assessment work for the succeeding annual assessment year, Scoonover shall have no obligation to perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. The parties acknowledge that annual assessment work is not present or required to be performed on the Property under current Governmental Regulations.

14.1.2 Federal Mining Claim Maintenance Fees.   If under applicable federal laws and regulations federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2006, to September 1, 2007, Scoonover shall timely and properly pay the federal annual mining claim maintenance fees, and shall execute and record or file, as applicable, proof of payment of the federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. Scoonover shall deliver to Owner proof of Scoonover's compliance with this Section. If Scoonover elects to terminate this Agreement more than two (2) months before the deadline for payment of the federal annual mining claim maintenance fees for the succeeding annual assessment year, Scoonover shall have no obligation to pay the federal annual mining claim maintenance fees for the Property for the succeeding assessment year.

14.2   Amendment of Mining Laws.   The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner's title in the Property, and Scoonover shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner's interest in and to the Property, except as expressly provided in this Agreement.

If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interest in the unpatented mining claims comprising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

14.3 Amendment and Relocation of Claims. Scoonover shall have the right to amend or relocate in the name of Owner any of the unpatented mining claims subject to this Agreement which Scoonover deems advisable to so amend or relocate. Scoonover shall have the right to abandon any unpatented mining claims subject to this Agreement and relocate the lands formerly appropriated by such abandoned mining claims as mill sites. Owner appoints Scoonover as Owner's lawful attorney-in-fact for the purpose of the location, amendment or relocation of any such claims. All amended or new locations shall be part of the mining claims subject to this Agreement and the parties will promptly after amendment or location of such claims execute and deliver an addendum to this Agreement and an amended memorandum of this Agreement to such effect.

15. Relationship of the Parties.

15.1 No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship between the parties.

15.2 Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right offered to it outside the scope of this Agreement.

16. **Inspection.** Owner or Owner's duly authorized representatives shall be permitted to enter on the Property and Scoonover's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Scoonover's operations.

17. **Title.**

17.1 Representations and Warranties. Owner represents that: (a) the claims were properly located in accordance with applicable federal and state laws and regulations; (b) all assessment work requirements for the claims have been performed and all filings and recordings of proof of performance have been made properly and the federal annual mining claim maintenance and rental fees have been paid properly; (c) the claims are in good standing; (d) subject to the paramount title of the United States, Owner has good right and full power to lease and to convey the interests described in this Agreement; (e) the claims are free and clear of all liens, claims and encumbrances created by, through or under Owner; and (f) to Owner's best knowledge, the claims are free and clear of all liens, claims and encumbrances created by, through or under third parties. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property.

17.2 Scoonover's Title Remedies. If Owner owns an interest in the Property which is less than the entire interest, except such lesser interests as are described in this Agreement, Scoonover may seek any remedies available to it at law or in equity, including, but not limited to, acquisition of any interest not owned by Owner, the restitution of any and all payments made by Scoonover pursuant to this Agreement, recovery of costs incurred by Scoonover pursuant to this Agreement, termination or rescission of this Agreement and recovery of damages incurred by Scoonover. If Owner fails to promptly remedy any defects in title or to pay, when due, mortgages or other liens against the Property, Scoonover shall have the right, but shall not be obligated, to remedy such defects or to pay such amounts, and if it does so, Scoonover shall be subrogated to all the rights of the holder of such rights. Scoonover shall have the right to offset and credit against payments due to Owner all of Scoonover's costs incurred and payments made to remedy such defects or to pay such amounts, including any and all costs incurred by Scoonover to acquire from any third party any interest in the Property or any portion of the Property. If Scoonover acts to remedy such defects, such action shall not constitute an election of remedies on part of Scoonover.

17.3 Lesser Interest. If Owner owns an interest in the Property which is less than the entire and undivided estate in the Property and the Royalty payments shall be reduced proportionately in accordance with the nature and extent of Owner's interest so that the Royalty payments shall be paid to Owner only in the proportion that Owner's interest bears to the entire and undivided estate in the portion of the Property from which Minerals are produced. Such reduction shall in no way be construed as a measure of damages that may be suffered by Scoonover or to in any way limit the rights of Scoonover to seek the other remedies available to it.

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17.4   Escrow of Payments Pending Dispute. If at any time a third party asserts a claim of ownership in the Property or the Minerals which is adverse to the interest of Owner or Scoonover, or if Scoonover is advised by legal counsel for Scoonover that it appears that a third party may have such a claim, Scoonover may deposit any payments which would otherwise be due to Owner into escrow and give notice of such deposit to Owner. In the event of a dispute as to ownership of the Property, the Minerals, or the Royalty, payment of the Minimum Payments or the Royalties may be deferred until twenty (20) days after Scoonover is furnished satisfactory evidence that such dispute has been finally settled and all provisions as to keeping this Agreement in force shall relate to such extended time for payment.

17.5   Survival of Scoonover's Rights. The provisions of this Section shall survive any termination of this Agreement and the execution, delivery and recording of Owner's conveyance of the Property on closing of the Option.

18.   Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

18.1   Compliance with Laws. That it has complied with all applicable laws and regulations of any governmental body, federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

18.2   No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

18.3   Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

18.4   Brokers. That it has had no dealings with any agent, broker or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent's broker's or finder's fee is due in connection with this Agreement.

18.5   Patriot Act. That it is not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and is not otherwise blocked or banned by any foreign assets office rule or any other law or regulation, including the USA Patriot Act or Executive Order 13224.

19.   Termination by Owner. Any failure by Scoonover to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be a default. Owner may give Scoonover written notice of a default. If the default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Scoonover has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Owner may terminate this

Agreement by delivering notice to Scoonover of Owner's termination of this Agreement. In the case of Scoonover's failure to pay the Minimum Payments, Owner shall be entitled to give Scoonover written notice of the default, and if such default is not remedied within fifteen (15) days after the receipt of the notice, then Owner may terminate this Agreement by delivering notice to Scoonover of Owner's termination of this Agreement. On termination of this Agreement based on Scoonover's default, within ten (10) days after termination Scoonover shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

20. **Termination by Scoonover.** Scoonover may at any time terminate this Agreement by giving sixty (60) days' advance written notice to Owner. On Scoonover's termination of this Agreement, within ten (10) days after termination Scoonover shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording. During the term of this Agreement, Scoonover may at any time surrender any unpatented mining claim which constitutes part of the Property. If during the term of this Agreement, Scoonover intends to surrender any unpatented mining claim, it shall give written notice to Owner. Owner shall have ten (10) business days following Owner's receipt of Scoonover's notice during which to notify Scoonover that Owner requests a reconveyance to Owner of the mining claim(s) proposed to be surrendered by Scoonover. If Owner does not request a reconveyance of the mining claim(s) within the foregoing described ten (10) day period, Owner shall be deemed to have irrevocably waived its right to request a reconveyance of the surrendered mining claim(s) and Scoonover shall be relieved of its obligation to maintains any such mining claim(s). If Owner requests that Scoonover reconvey the mining claim(s) within the foregoing described ten (10) day period, Scoonover shall promptly execute and deliver to Owner a quitclaim deed of Scoonover's right, title and interest in and to the mining claim(s) to be surrendered. At such time Owner shall assume and perform the obligations to maintain the mining claim(s) which accrue or arise after the date of Scoonover's delivery of its notice of intent to surrender such mining claim(s).

21. **Surrender of Property.** On expiration or termination of this Agreement, except on Scoonover's exercise of the Option, Scoonover shall surrender the Property promptly to Owner and at Scoonover's sole cost shall remove from the Property all of Scoonover's buildings, equipment and structures. Scoonover shall reclaim the Property in accordance with all applicable Governmental Regulations. On expiration or termination of this Agreement, Scoonover shall have the right to enter on the Property for the purpose of reclaiming the Property in accordance with applicable Governmental Regulations.

22. **Data.** Within thirty (30) days following termination of this Agreement, except on Scoonover's exercise of the Option, Scoonover shall deliver to Owner copies of all data regarding the Property in Scoonover's possession at the time of termination which before termination have not been furnished to Owner and, at Owner's request, Scoonover shall make available to Owner all drilling core, samples and sample splits taken from the Property which is in Scoonover's possession on termination of this Agreement. If Owner does not take delivery of the drilling core, samples and sample splits within thirty (30) days following termination of this Agreement, Scoonover may dispose of them in any manner determined in its discretion.

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23. **Confidentiality.** The data and information, including the terms of this Agreement, coming into a party's possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Each party agrees to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any portion of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

24. **Assignment.**

24.1 **Scoonover's Assignment.** Scoonover may assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property, without Owner's prior written consent.

24.2 **Owner's Assignment.** Subject to the provisions of this Section, Owner shall have the right to assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property. No change in ownership of Owner's interest in the Property shall affect Scoonover's obligations under this Agreement unless and until Owner delivers and Scoonover receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until Scoonover receives Owner's notice and the documents required to be delivered under this Section, Scoonover may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge Scoonover's obligations or diminish Scoonover's rights under this Agreement.

25. **Force Majeure.** The respective obligations of the parties, except Scoonover's obligations to pay the Minimum Payments, maintain insurance coverage and to perform or pay Property maintenance obligations, including the federal annual mining claim maintenance fees, shall be suspended during the time and to the extent that the parties are prevented from compliance, in whole or in part, by accident, act or restraint of any lawful authority, earthquake, equipment unavailability, fire, flood, labor shortage, stoppage or strike, application or imposition of Governmental Regulations which prohibit or unreasonably hinder or interfere with Scoonover's operations on the Property, including delay or refusal in the issuance of license or permit approvals and other causes of the same or other character beyond the reasonable control of the parties.

26. **Disputes Not to Interrupt Operations.** Disputes or differences between the parties shall not interrupt performance of this Agreement or the continuation of Scoonover's operations. In the event of any dispute or difference, operations may be continued, and settlements and payments may be made in the same manner as before such dispute or difference.

27. **Memorandum Agreement.** The parties shall execute and deliver a memorandum of this Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

28. **Notices.** Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to Owner:	Gene R. Heckman PO Box 1216 Winnemucca, NV 89446
If to Scoonover :	Scoonover Exploration LLC PO Box 2021 Elko, NV 89803

29. **Binding Effect of Obligations.** This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

30. **Entire Agreement.** The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

31. **Governing Law and Forum Selection.** This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the District Court of the State of Nevada, in and for the County of Elko, Nevada.

32. **Multiple Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

82400001 Heckman 030706

15

33.   **Severability.** If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

The parties have executed this Agreement effective as of February 1, 2006.

Owner



Gene R. Heckman

Scoonover Exploration LLC

By

E.L. Hunsaker, III, Managing Member

STATE OF NEVADA,)
ss.
COUNTY OF HUMBOLDT.)

This Mining Lease and Option to Purchase Agreement was acknowledged before me on March 8, 2006, by Gene R. Heckman.



Shirley Lighthouse
Notary Public

SHIRLEY LIGHTHOUSE
Notary Public, State of Nevada
Appointment No. 96-3244-9
My Appt. Expires Jul 8, 2008

STATE OF NEVADA,)
ss.
COUNTY OF ~~ELKO~~ Humboldt.)

This Mining Lease and Option to Purchase Agreement was acknowledged before me on March 8, 2006, by E.L. Hunsaker, III, as Managing Member of Scoonover Exploration LLC.



Shirley Lighthouse
Notary Public

SHIRLEY LIGHTHOUSE
Notary Public, State of Nevada
Appointment No. 96-3244-9
My Appt. Expires Jul 8, 2008

82400001 Heckman 030706

17

Mining Lease and Option to Purchase Agreement
Exhibit A

Description of Property

Claim Name	BLM NMC Nos.
Nevada 1	123909
Nevada 2	123910
Nevada 3	123911
Nevada 4	123912
Nevada 5	123913

82400001 Heckman 030706

18

Exhibit 10.4

ASSIGNMENT OF MINING LEASE AND OPTION TO PURCHASE

THIS ASSIGNMENT, effective March 10, 2006, is from Scoonover Exploration LLC, ("Scoonover"), whose address is Scoonover Exploration LLC, c/o E.L. Hunsaker III – Managing Member, P.O. Box 2021, Elko, Nevada 89803 to HuntMountain Resources ("HuntMountain"), whose address is HuntMountain Resources, c/o Tim Hunt - President, 1611 N. Molter Road #201, Liberty Lake, WA 99109.

IN CONSIDERATION of One Dollar ($1.00) and other valuable consideration, and further in consideration of the mutual covenants and conditions contained in this Assignment, the parties agree as follows:

1.   Assignment. Scoonover assigns to HuntMountain all of the right, title, and interest of Scoonover in and to those certain leases and agreements more particularly described in Exhibit A attached hereto and incorporated by reference herein.

2.   Indemnity. HuntMountain assumes the obligations of Scoonover under the leases and agreements and shall indemnify and hold harmless Scoonover from any costs, loss, or damage (including attorneys' fees) resulting from any default under the leases and agreements after the date of this Assignment or from any operations or activities of HuntMountain after the date of this Assignment on or in connection with the properties covered by the leases and agreements.

3.   No Warranty. Scoonover makes no warranty, express or implied.

4.   Inurement. All covenants, conditions, limitations, and provisions contained in this Agreement apply to and are binding upon the parties to this Agreement, their successors and assigns.

IN WITNESS WHEREOF, the parties have executed this Assignment as of the date first above written.

Scoonover Exploration LLC

/s/ E.L. Hunsaker

By: _____
E.L. Hunsaker III, Managing Member

On this 13th day of March, 2006, before me, the undersigned, a Notary Public in and for the State of Nevada, personally appeared E.L. Hunsaker III to me known to be the Managing Member of Scoonover Exploration LLC, who executed the within and foregoing instrument and acknowledged he said instrument to be the free and voluntary act and deed of said company, for the uses and purposes therein mentioned, and on oath stated that each was authorized to execute said instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

/s/ Danielle Gardner

_____
Notary Public in and for Nevada State
                                                9/23/09
My Commission Expires: _____

HuntMountain Resources

/s/ Tim Hunt

By: _____
Tim Hunt, President

On this 10th day of March, 2006, before me, the undersigned, a Notary Public in and for the State of Washington, personally appeared Tim Hunt to me known to be the President of HuntMountain Resources, who executed the within and foregoing instrument and acknowledged he said instrument to be the free and voluntary act and deed of said corporation, for the uses and purposes therein mentioned, and on oath stated that each was authorized to execute said instrument.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.

/s/ Theron V Rust

_____
Notary Public in and for Washington State
                                                11/25/2007
My Commission Expires: _____

EXHIBIT A

Mining Lease and Option to Purchase Agreement by and between Scoonover Exploration, LLC and Miles Painter, dated February 1, 2006 a copy of which is attached hereto and by this reference incorporated herein.

Exhibit 10.5

Mining Lease and Option to Purchase Agreement

This Mining Lease and Option to Purchase Agreement ("Agreement") is made and entered into by and between Miles Painter ("Owner"), and Scoonover Exploration LLC, a Nevada limited liability company ("Scoonover").

Recitals

A.   Owner owns and controls the unpatented mining claims situated in Pershing County, Nevada, more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement (collectively the "Property").

B.   Owner desires to lease the Property to Scoonover and to grant to Scoonover the option to acquire ownership of the Property.

Now, therefore, in consideration of their mutual promises, the parties agree as follows:

1.   **Definitions.** The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1   "Closing Date" means the date on which Scoonover's purchase of the Property is closed in accordance with Section 5.

1.2   "Effective Date" means February 1, 2006.

1.3   "Governmental Regulations" means all directives, laws, orders, ordinances, regulations and statutes of any federal, state or local agency, court or office.

1.4   "Lease Year" means each one (1) year period following the Effective Date and each anniversary of the Effective Date.

1.5   "Minerals" means all minerals and mineral materials, including gold, silver, platinum and platinum group metals, base metals (including antimony, chromium, cobalt, copper, lead, manganese, mercury, nickel, molybdenum, titanium, tungsten, zinc), and other metals and mineral materials which are on, in or under the Property.

1.6   "Minimum Payments" means the minimum payments payable by Scoonover in accordance with Section 4.1.

1.7   "Net Smelter Returns" means the net smelter returns from the production of Minerals from the Property as calculated and determined in accordance with Exhibit 1 attached to and part of Exhibit B attached to and part of the conveyance to be executed and delivered in accordance with Section 5.5.

1.8   "Option" means the option granted by Owner to Scoonover to acquire ownership of the Property.

1.9 "Owner" means Miles Painter and his heirs, successors and assigns.

1.10 "Property" means the unpatented mining claims described in Exhibit A.

1.11 "Purchase Price" means the purchase price for the Property described in Section 5.

1.12 "Royalty" means the production royalty payable by Scoonover to Owner in accordance with Section 4.2.

1.13 "Scoonover" means Scoonover Exploration LLC, a Nevada limited liability company, and its successors and assigns.

2.   Lease and Grant of Rights.   Owner leases the Property to Scoonover and grants Scoonover the rights and privileges described in this Section.

2.1   Lease. Owner leases the Property exclusively to Scoonover for the purposes of exploration for and the development, mining and processing of Minerals. Owner grants to Scoonover the right of ingress and egress for equipment, machinery, personnel and supplies. Owner grants to Scoonover the right of placing and using excavations, open pit mines, injection and production wells, openings, shafts and of constructing, erecting, maintaining, using and removing any and all buildings, electrical power lines, facilities, heap leach pads, pipelines, plants, pumps, roadways, stockpiles, tailings dumps and ponds, waste dumps and all other fixtures and improvements for the beneficiation, concentration, extraction, leaching, refining, smelting and transportation of Minerals and products of Minerals. Scoonover is also granted the right, to the extent Owner may grant the same, to cave, consume, destroy, subside and remove lateral and subjacent support for all or any part of the Property. Notwithstanding the foregoing grant of rights, Scoonover must exercise the Option before it commences mining of Minerals.

2.2   Water Rights. Subject to the regulations of the State of Nevada concerning the appropriation and taking of water, Scoonover shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Scoonover in its operations on the Property.

3.   Term. The initial term of this Agreement shall commence on the Effective Date and shall expire ten (10) years after the Effective Date, unless this Agreement is sooner terminated, canceled or extended. The initial term of this Agreement may be extended for an additional term of ten (10) years. At the end of the secondary term, the term of this Agreement shall be renewed automatically for additional extension terms of one (1) year each on the condition that Scoonover continues exploration, development or mining activities on the Property at the expiration of the secondary term and each subsequent extension.

4.   Payments. Scoonover shall make the following payments to Owner:

4.1   Minimum Payments. On the dates described below, Scoonover shall pay to Owner the sums ("Minimum Payments") described below:

Date	Payment Amount
Date of execution	$ 5,000.00
First anniversary of the Effective Date	7,500.00
Second anniversary of the Effective Date	10,000.00
Third anniversary of the Effective Date	12,500.00
Fourth anniversary of the Effective Date	15,000.00
Fifth anniversary of the Effective Date and on each subsequent anniversary of the Effective Date	20,000.00

The Minimum Payments shall constitute advance payments of the Royalty and shall be credited cumulatively in Scoonover's favor against its Royalty payment obligations.

4.2   Production Royalty. Scoonover shall pay to Owner a production royalty based on the Net Smelter Returns from the production or sale of Minerals from the Property. The Royalty percentage rate for the Property shall be three percent (3%) of the Net Smelter Returns.

Scoonover shall have the option to purchase two-thirds (2/3) of the Royalty applicable to the Property representing two percent (2%) of the Net Smelter Returns. The purchase price for the Royalty Option shall be Eight Hundred Seventy-Five Thousand Dollars ($875,000) for each one percent (1%) of the Net Smelter Returns for a total of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000). On Scoonover's exercise of the Royalty Option, Owner shall execute and deliver to Scoonover a conveyance of the portion of the Royalty purchased by Scoonover. Following closing of Scoonover's exercise of the Royalty Option, the Royalty percentage rate shall be reduced from three percent (3%) to one percent (1%) of the Net Smelter Returns. Closing of the Royalty Option shall be completed within thirty (30) days following Scoonover's delivery of notice of its exercise of the Royalty Option.

4.3   Method of Payment. Except as otherwise provided in this Agreement, all payments by Scoonover to Owner shall be paid by check delivered to Owner at its address for notice purposes or by wire transfer to an account designated by Owner. Scoonover shall be obligated to deliver a single check or payment and shall have no liability or responsibility for allocation of the Minimum Payments following delivery to Owner.

4.4   Currency. All sums referred to in this Agreement are in United States currency.

5.   Option. Owner grants to Scoonover the exclusive right to acquire ownership of the Property, subject to the Royalty reserved by Owner and subject to Scoonover's obligations under the conveyance executed and delivered by Owner on the closing of the Option. The purchase price for the Property (the "Purchase Price") shall be Two Hundred Fifty Thousand Dollars ($250,000). Scoonover may exercise the Option at any time, but it must do so before it commences mining of Minerals.

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5.1   Notice of Election. If Scoonover elects to exercise the Option, Scoonover shall deliver written notice to Owner. On Owner's receipt of Scoonover's notice of exercise of the Option, the parties shall make diligent efforts to close the conveyance of the Property within thirty (30) days after Owner's delivery of the notice.

5.2   Real Property Transfer Taxes. Scoonover shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option.

5.3   Proration of Taxes. Payment of any and all state and local real property and personal property taxes levied on the Property, if any, and not otherwise provided for in this Agreement shall be prorated between the parties as of the closing of any transaction on the basis of a thirty (30) day month.

5.4   Payment on Closing. On closing of the Option, Scoonover shall pay the balance of the Purchase Price, if any, to Owner, in cash or by wire transfer to an account designated by Owner.

5.5   Conveyance on Closing. If Scoonover exercises and closes the Option, Owner shall execute and deliver to Scoonover a conveyance of the Property in the form of Exhibit B attached to and by this reference incorporated in this Agreement. On the closing of the Option, the parties shall complete the conveyance by (a) inserting the description of all of the unpatented mining claims which comprise the Property on closing of the Option; (b) inserting the Royalty percentage rate which shall be taken from Section 4.2 of this Agreement, unless on exercise of the Option Scoonover exercises and closes the Royalty Option, in which case the Royalty percentage rate as reduced shall be inserted in the conveyance; and (c) inserting the schedule of Minimum Payments applicable after the closing of the Option. The execution, delivery and recording of the conveyance shall not constitute a merger of Scoonover's obligations under this Agreement which shall survive the closing of the Option, specifically, the obligations expressly stated in the conveyance and Scoonover's obligations which accrue, but are not fully performed, before the closing of the Option, including the obligations under Sections 4.1, 6, 7.3, 11, 12.3 and of this Agreement. Owner and Scoonover shall execute and deliver such other written assurances and instruments as are reasonably necessary for the purpose of closing the purchase of the Property.

5.6   Effect of Closing. On closing of the Option, Scoonover shall own the Property, subject to the Royalty reserved by Owner and Scoonover's obligations stated in the conveyance of the Property and this Agreement shall terminate.

6.   Compliance With The Law. Scoonover shall, at Scoonover's sole cost, promptly comply with all Governmental Regulations relating to the condition, use or occupancy of the Property by Scoonover, including but not limited to all exploration and development work performed by Scoonover during the term of this Agreement. Scoonover shall, at its sole cost, promptly comply with all applicable Governmental Regulations regarding reclamation of the Property. Owner agrees to cooperate with Scoonover in Scoonover's application for governmental licenses, permits and approvals, the costs of which shall be borne by Scoonover.

7.   **Scoonover's Work Practices and Reporting.**

   7.1   Work Practices. Scoonover shall work the Property in a miner-like fashion.

   7.2   Inspection of Data. During the term of this Agreement, Owner shall have the right to examine and make copies of all data, including interpretative data, regarding the Property in Scoonover's possession during reasonable business hours and upon prior notice, provided, however, that the rights of Owner to examine such data shall be exercised in a manner that does not interfere with the operations of Scoonover.

   7.3   Reports. On or before the end of the second month following each Lease Year during which this Agreement is effective, Scoonover shall deliver to Owner a report of all of Scoonover's activities conducted on the Property for the previous calendar year.

8.   **Scoonover's Operating Rights.**

   8.1   Cross Mining. Scoonover is granted the right to mine and remove Minerals and other materials from the Property through or by means of shafts, openings or pits which may be in or upon adjoining or nearby lands owned or controlled by Scoonover. Scoonover may use the Property and any shafts, openings and pits on the Property for the mining, removal, treatment and transportation of ores and materials from adjoining or nearby lands, or for any purpose connected with such activities. Scoonover shall have the right to treat or process on the Property any Minerals and ores or materials mined from other properties. Such treatment may be conducted wholly or in part at facilities established or maintained on the Property or on other properties. Scoonover shall have no obligation to remove such waste from the Property, nor to return to the Property any waste deposited on the Property or on other properties. Scoonover shall have no obligation to remove such waste from the Property, nor to return to the Property any waste deposited elsewhere.

   8.2   Unitization. Scoonover's operations on the Property and its operations on other lands may be conducted upon the Property and upon any and all such other lands as a single mining operation, to the same extent as if all such properties constituted a single tract of land.

   8.3   Boundary Areas. Owner waives all rights, statutory and otherwise, to require Scoonover to maintain adjacent support for the Property and any contiguous property owned, leased, or controlled by Scoonover or any other party. Owner waives its right to prohibit Scoonover from mining within any minimum distance of any boundary line of the Property and contiguous lands and grants to Scoonover the authority to act as Owner's agent and representative to enter agreements with the owners of contiguous properties so as to allow mining of all Minerals located on, near or under the boundary of the Property. Owner waives all extralateral rights appurtenant to each unpatented mining claim which constitutes part of the Property, and agrees that Scoonover's obligations to account for and to pay the Royalty shall apply and extend only to Minerals and products of Minerals produced from within the vertical planes of the exterior boundaries of the Property extended downward to the center of the earth.

8.4   Commingling. Scoonover shall have the right to commingle minerals from the Royalty Property with minerals mined from other properties. Not less than sixty (60) days before commencement of commingling, Scoonover shall notify Owner and shall deliver to Owner a copy of Scoonover's proposed commingling plan. Before Scoonover commingles any minerals produced from the Royalty Property with minerals from other properties, the minerals produced from the Royalty Property and other properties shall be measured and sampled in accordance with sound mining and metallurgical practices for metal, commercial minerals and other appropriate content. Scoonover shall keep accurate accounts and records which show the measurements, assays of metal, commercial minerals, gross metal content of the minerals and other appropriate content and penalty substances.

8.5   Stockpiling. Scoonover shall have the right to stockpile on the Property or on other properties any Minerals or products of Minerals produced from the Property at such place or places as Scoonover may elect, without the obligation to remove them from where stockpiled or to return them to the Property. The stockpiling of Minerals from the Property on other lands shall not be deemed a removal or shipment requiring payment in respect of Owner's interest. Scoonover shall have the right to stockpile on the Property any ore, materials or waste mined or produced by Scoonover from other lands without obligation to remove the same at any time. Owner agrees to recognize the rights and interests of others in such other ores, materials and waste stockpiled on the Property and to permit their removal by Scoonover or the owner of such other ores, materials and wastes.

9.   Scope of Agreement. This Agreement shall extend to and include only the unpatented mining claims described in Exhibit A attached to this Agreement and no other mining claims or property interests.

10.   Liens and Notices of Non-Responsibility. Scoonover agrees to keep the Property at all times free and clear of all liens, charges and encumbrances of any and every nature and description done made or caused by Scoonover, and to pay, and defend, indemnify and hold harmless Owner from and against, all indebtedness and liabilities incurred by or for Scoonover which may or might become a lien, charge or encumbrance; except that Scoonover need not discharge or release any such lien, charge or encumbrance so long as Scoonover disputes or contests the lien, charge or encumbrance or posts a bond sufficient to discharge the lien. Nothing in this Section shall limit or prohibit Scoonover's right to grant a security interest in its rights under this Agreement of the purpose of securing financing for Scoonover or its affiliates.

11.   Taxes.

11.1   Real Property Taxes. Owner shall pay any and all taxes assessed and due against the Property before execution of this Agreement. Scoonover shall pay promptly before delinquency all taxes and assessments, general, special, ordinary and extraordinary, that may be levied or assessed during the term of this Agreement upon the Property. All such taxes for the year in which this Agreement is executed and for the year in which this Agreement terminates

6

shall be prorated between Owner and Scoonover, except that neither Owner nor Scoonover shall be responsible for the payment of any taxes which are based upon income, net proceeds, production or revenues from the Property assessed solely to the other party. The parties acknowledge that there are presently no real property taxes assessed against unpatented mining claims, including the unpatented mining claims which constitute the Property.

11.2 Personal Property Taxes. Each party shall promptly when due pay all taxes assessed against such party's personal property, improvements or structures placed or used on the Property.

11.3 Income Taxes. Neither party shall be liable for any taxes levied on or measured by income or net proceeds, or other taxes applicable to or assessed to the other party, based upon payments under this Agreement or under the conveyance executed and delivered by Owner on the closing of the Option.

11.4 Delivery of Tax Notices. If a party receives tax bills or claims which are the other party's responsibility, such party shall promptly forward them to the other party for payment.

12. Insurance and Indemnity.

12.1 Scoonover's Liability Insurance. At its sole cost, Scoonover shall keep in force during this Agreement term a policy of commercial general liability insurance covering property damage and liability for personal injury occurring on or about the Property, with limits in the amount of at least One Million Dollars ($1,000,000) per occurrence for injuries to or death of any person.

12.2 Waiver of Subrogation. Scoonover and Owner each waives any and all rights of recovery against the other, and against the partners, members, officers, employees, agents and representatives of the other, for loss of or damage to the Property or injury to person to the extent such damage or injury is covered by proceeds received under any insurance policy carried by Owner or Scoonover and in force at the time of such loss or damage.

12.3 Waiver and Indemnification. Owner shall not be liable to Scoonover and Scoonover waives all claims against Owner for any injury to or death of any person or damage to or destruction of any personal property or equipment or theft of property occurring on or about the Property or arising from or relating to Scoonover's business conducted on the Property. Scoonover shall defend, indemnify and hold harmless Owner and Owner's agents, directors, employees, and members from and against any and all claims, costs, damages, expenses, judgments or liabilities arising from or relating to Scoonover's activities on the Property. Owner shall defend, indemnify and hold harmless Scoonover and Scoonover's agents, directors, employees, and members from and against any and all claims, costs, damages, expenses, judgments or liabilities arising from or relating to Owner's activities on the Property.

13. Environmental.

13.1   Definitions. Hazardous Materials means any material, waste, chemical, mixture or byproduct which: (a) is or is subsequently defined, listed, or designated under Applicable Environmental Laws (defined below) as a pollutant, or as a contaminant, or as toxic or hazardous; or (b) is harmful to or threatens to harm public health, safety, ecology, or the environment and which is or hereafter becomes subject to regulation by any federal, state or local governmental authority or agency. Applicable Environmental Laws means any applicable federal, state, or local government law (including common law), statute, rule, regulation, ordinance, permit, license, requirement, agreement or approval, or any applicable determination, judgment, injunction, directive, prohibition or order of any governmental authority with jurisdiction at any level of federal, state, or local government, relating to pollution or protection of the environment, ecology, natural resources, or public health or safety.

13.2   Hazardous Materials Activities. Scoonover shall limit any use, generation, storage, treatment, transportation, and handling of Hazardous Materials in connection with Scoonover's use of the Property (collectively "Hazardous Materials Activities") to those Hazardous Materials, and to quantities of them, that are necessary to perform activities permitted under this Agreement. Hazardous Materials Activities include, without limitation, all such activities on or about the Property by Scoonover's employees, partners, agents, invitees, contractors and their subcontractors. Scoonover shall not cause or permit any Hazardous Materials to be disposed or abandoned at the Property, except as allowed under Applicable Environmental Laws. Scoonover shall cause all Hazardous Materials Activities to be performed in strict conformance to Applicable Environmental Laws. Scoonover shall promptly notify Owner of any actual or claimed violation of Applicable Environmental Laws in connection with Hazardous Materials Activities, and Scoonover shall promptly and thoroughly cure any violation of Applicable Environmental Laws in connection with Hazardous Materials Activities. If any governmental approval, consent, license or permit is required under Applicable Environmental Laws for Scoonover to perform any portion of its work at the Property, including without limitation any air emission permits, before commencing any such work, Scoonover shall be solely responsible, at Scoonover's expense, for obtaining and maintaining, and providing copies of, each approval, consent, license or permit.

13.3   Environmental Indemnity. Scoonover shall promptly reimburse, defend, indemnify and hold harmless Owner, its employees, assigns, successors-in-interest, agents and representatives from any and all claims, liabilities, obligations, losses, causes of action, demands, governmental proceedings or directives, fines, penalties, expenses, costs (including but not limited to reasonable attorney's fees, consultant's fees and other expert's fees and costs), and damages, which arise from or relate to: (a) Hazardous Materials Activities; (b) any non-compliance with Applicable Environmental Laws in connection with Scoonover's use of the Property; or (c) a breach of any obligation of Scoonover under this Section.

13.4   Survival. The provisions of this Section shall survive expiration or termination of this Agreement.

14.   Property Maintenance.

14.1   Property Maintenance; Work Commitment.

14.1.1 Annual Assessment Work. To the extent required by law, beginning with the annual assessment work period of September 1, 2006, to September 1, 2007, and for each succeeding annual assessment work year commencing during the term of this Agreement. Scoonover shall perform for the benefit of the Property work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate federal, state and local office as required by applicable federal, state and local laws, regulations and ordinances. Scoonover shall deliver to Owner proof of Scoonover's compliance with this Section. If Scoonover elects to terminate this Agreement more than two (2) months before the deadline for performance of annual assessment work for the succeeding annual assessment year, Scoonover shall have no obligation to perform annual assessment work nor to prepare, record and/or file evidence of the same for the following annual assessment year. The parties acknowledge that annual assessment work is not present or required to be performed on the Property under current Governmental Regulations.

14.1.2 Federal Mining Claim Maintenance Fees. If under applicable federal laws and regulations federal annual mining claim maintenance fees are required to be paid for the unpatented mining claims which constitute all or part of the Property, beginning with the annual assessment work period of September 1, 2006, to September 1, 2007, Scoonover shall timely and properly pay the federal annual mining claim maintenance fees, and shall execute and record or file, as applicable, proof of payment of the federal annual mining claim maintenance fees and of Owner's intention to hold the unpatented mining claims which constitute the Property. Scoonover shall deliver to Owner proof of Scoonover's compliance with this Section. If Scoonover elects to terminate this Agreement more than two (2) months before the deadline for payment of the federal annual mining claim maintenance fees for the succeeding annual assessment year, Scoonover shall have no obligation to pay the federal annual mining claim maintenance fees for the Property for the succeeding assessment year.

14.2   Amendment of Mining Laws. The parties acknowledge that legislation for the amendment or repeal of the mining laws of the United States applicable to the Property has been, and in the future may be, considered by the United States Congress. The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws as amended, repealed or superseded, shall be part of the Property and shall be subject to the Agreement. If the mining laws applicable to the unpatented mining claims subject to this Agreement are amended, repealed or superseded, the conversion or termination of Owner's interest in the Property pursuant to such amendment, repeal or supersession of the mining laws shall not be considered a deficiency or defect in Owner's title in the Property, and Scoonover shall have no right or claim against Owner resulting from the conversion, diminution, or loss of Owner's interest in and to the Property, except as expressly provided in this Agreement.

If pursuant to any amendment or supersession of the mining laws Owner is granted the right to convert its interest in the unpatented mining claims comprising the Property to a permit, license, lease, or other right or interest, all converted interests or rights shall be deemed to be part of the Property subject to this Agreement. Upon the grant or issuance of such converted interests or rights, the parties shall execute and deliver an addendum to this Agreement, in recordable form, by which such converted interests or rights are made subject to this Agreement.

14.3 Amendment and Relocation of Claims. Scoonover shall have the right to amend or relocate in the name of Owner any of the unpatented mining claims subject to this Agreement which Scoonover deems advisable to so amend or relocate. Scoonover shall have the right to abandon any unpatented mining claims subject to this Agreement and relocate the lands formerly appropriated by such abandoned mining claims as mill sites. Owner appoints Scoonover as Owner's lawful attorney-in-fact for the purpose of the location, amendment or relocation of any such claims. All amended or new locations shall be part of the mining claims subject to this Agreement and the parties will promptly after amendment or location of such claims execute and deliver an addendum to this Agreement and an amended memorandum of this Agreement to such effect.

15. Relationship of the Parties.

15.1 No Partnership. This Agreement shall not be deemed to constitute any party, in its capacity as such, the partner, agent or legal representative of any other party, or to create any joint venture, partnership, mining partnership or other partnership relationship between the parties.

15.2 Competition. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right independently to engage in and receive the full benefits of any and all business endeavors of any sort outside the Property or outside the scope of this Agreement, whether or not competitive with the endeavors contemplated under this Agreement, without consultation with or participation of the other party. In particular, without limiting the foregoing, neither party to this Agreement shall have any obligation to the other as to any opportunity to acquire any interest, property or right offered to it outside the scope of this Agreement.

16. Inspection. Owner or Owner's duly authorized representatives shall be permitted to enter on the Property and Scoonover's workings at all reasonable times for the purpose of inspection, but they shall enter on the Property at their own risk and in such a manner which does not unreasonably hinder, delay or interfere with Scoonover's operations.

17. Title.

17.1 Representations and Warranties. Owner represents that: (a) the claims were properly located in accordance with applicable federal and state laws and regulations; (b) all assessment work requirements for the claims have been performed and all filings and recordings of proof of performance have been made properly and the federal annual mining claim maintenance and rental fees have been paid properly; (c) the claims are in good standing; (d) subject to the paramount title of the United States, Owner has good right and full power to lease and to convey the interests described in this Agreement; (e) the claims are free and clear of all liens, claims and encumbrances created by, through or under Owner; and (f) to Owner's best knowledge, the claims are free and clear of all liens, claims and encumbrances created by, through or under third parties. Owner disclaims any representation or warranty concerning the existence or proof of a discovery of locatable minerals on or under the Property.

17.2 **Scoonover's Title Remedies.** If Owner owns an interest in the Property which is less than the entire interest, except such lesser interests as are described in this Agreement, Scoonover may seek any remedies available to it at law or in equity, including, but not limited to, acquisition of any interest not owned by Owner, the restitution of any and all payments made by Scoonover pursuant to this Agreement, recovery of costs incurred by Scoonover pursuant to this Agreement, termination or rescission of this Agreement and recovery of damages incurred by Scoonover. If Owner fails to promptly remedy any defects in title or to pay, when due, mortgages or other liens against the Property, Scoonover shall have the right, but shall not be obligated, to remedy such defects or to pay such amounts, and if it does so, Scoonover shall be subrogated to all the rights of the holder of such rights. Scoonover shall have the right to offset and credit against payments due to Owner all of Scoonover's costs incurred and payments made to remedy such defects or to pay such amounts, including any and all costs incurred by Scoonover to acquire from any third party any interest in the Property or any portion of the Property. If Scoonover acts to remedy such defects, such action shall not constitute an election of remedies on part of Scoonover.

17.3 **Lesser Interest.** If Owner owns an interest in the Property which is less than the entire and undivided estate in the Property and the Royalty payments shall be reduced proportionately in accordance with the nature and extent of Owner's interest so that the Royalty payments shall be paid to Owner only in the proportion that Owner's interest bears to the entire and undivided estate in the portion of the Property from which Minerals are produced. Such reduction shall in no way be construed as a measure of damages that may be suffered by Scoonover or to in any way limit the rights of Scoonover to seek the other remedies available to it.

17.4 **Escrow of Payments Pending Dispute.** If at any time a third party asserts a claim of ownership in the Property or the Minerals which is adverse to the interest of Owner or Scoonover, or if Scoonover is advised by legal counsel for Scoonover that it appears that a third party may have such a claim, Scoonover may deposit any payments which would otherwise be due to Owner into escrow and give notice of such deposit to Owner. In the event of a dispute as to ownership of the Property, the Minerals, or the Royalty, payment of the Minimum Payments or the Royalties may be deferred until twenty (20) days after Scoonover is furnished satisfactory evidence that such dispute has been finally settled and all provisions as to keeping this Agreement in force shall relate to such extended time for payment.

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17.5   Survival of Scoonover's Rights. The provisions of this Section shall survive any termination of this Agreement and the execution, delivery and recording of Owner's conveyance of the Property on closing of the Option.

18.   Covenants, Warranties and Representations. Each of the parties covenants, warrants and represents for itself as follows:

18.1   Compliance with Laws. That it has complied with all applicable laws and regulations of any governmental body, federal, state or local, regarding the terms of and performance of its obligations under this Agreement.

18.2   No Pending Proceedings. That there are no lawsuits or proceedings pending or threatened which affect its ability to perform the terms of this Agreement.

18.3   Costs. That it shall pay all costs and expenses incurred or to be incurred by it in negotiating and preparing this Agreement and in closing and carrying out the transactions contemplated by this Agreement.

18.4   Brokers. That it has had no dealings with any agent, broker or finder in connection with this Agreement, and shall indemnify, defend and hold the other party harmless from and against any claims that may be asserted through such party that any agent's broker's or finder's fee is due in connection with this Agreement.

18.5   Patriot Act. That it is not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and is not otherwise blocked or banned by any foreign assets office rule or any other law or regulation, including the USA Patriot Act or Executive Order 13224.

19.   Termination by Owner. Any failure by Scoonover to perform any of its covenants, liabilities, obligations or responsibilities under this Agreement shall be a default. Owner may give Scoonover written notice of a default. If the default is not remedied within thirty (30) days after receipt of the notice, provided the default can reasonably be cured within that time, or, if not, if Scoonover has not within that time commenced action to cure the same or does not after such commencement diligently prosecute such action to completion, Owner may terminate this Agreement by delivering notice to Scoonover of Owner's termination of this Agreement. In the case of Scoonover's failure to pay the Minimum Payments, Owner shall be entitled to give Scoonover written notice of the default, and if such default is not remedied within fifteen (15) days after the receipt of the notice, then Owner may terminate this Agreement by delivering notice to Scoonover of Owner's termination of this Agreement. On termination of this Agreement based on Scoonover's default, within ten (10) days after termination Scoonover shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording.

20.   Termination by Scoonover. Scoonover may at any time terminate this Agreement by giving sixty (60) days' advance written notice to Owner. On Scoonover's termination of this

Agreement, within ten (10) days after termination Scoonover shall execute and deliver to Owner a release and termination of this Agreement in form acceptable for recording. During the term of this Agreement, Scoonover may at any time surrender any unpatented mining claim which constitutes part of the Property. If during the term of this Agreement, Scoonover intends to surrender any unpatented mining claim, it shall give written notice to Owner. Owner shall have ten (10) business days following Owner's receipt of Scoonover's notice during which to notify Scoonover that Owner requests a reconveyance to Owner of the mining claim(s) proposed to be surrendered by Scoonover. If Owner does not request a reconveyance of the mining claim(s) within the foregoing described ten (10) day period, Owner shall be deemed to have irrevocably waived its right to request a reconveyance of the surrendered mining claim(s) and Scoonover shall be relieved of its obligation to maintains any such mining claim(s). If Owner requests that Scoonover reconvey the mining claim(s) within the foregoing described ten (10) day period, Scoonover shall promptly execute and deliver to Owner a quitclaim deed of Scoonover's right, title and interest in and to the mining claim(s) to be surrendered. At such time Owner shall assume and perform the obligations to maintain the mining claim(s) which accrue or arise after the date of Scoonover's delivery of its notice of intent to surrender such mining claim(s).

21. **Surrender of Property.** On expiration or termination of this Agreement, except on Scoonover's exercise of the Option, Scoonover shall surrender the Property promptly to Owner and at Scoonover's sole cost shall remove from the Property all of Scoonover's buildings, equipment and structures. Scoonover shall reclaim the Property in accordance with all applicable Governmental Regulations. On expiration or termination of this Agreement, Scoonover shall have the right to enter on the Property for the purpose of reclaiming the Property in accordance with applicable Governmental Regulations.

22. **Data.** Within thirty (30) days following termination of this Agreement, except on Scoonover's exercise of the Option, Scoonover shall deliver to Owner copies of all data regarding the Property in Scoonover's possession at the time of termination which before termination have not been furnished to Owner and, at Owner's request, Scoonover shall make available to Owner all drilling core, samples and sample splits taken from the Property which is in Scoonover's possession on termination of this Agreement. If Owner does not take delivery of the drilling core, samples and sample splits within thirty (30) days following termination of this Agreement, Scoonover may dispose of them in any manner determined in its discretion.

23. **Confidentiality.** The data and information, including the terms of this Agreement, coming into a party's possession by virtue of this Agreement shall be deemed confidential and shall not be disclosed to outside third parties except as may be required to publicly record or protect title to the Property or to publicly announce and disclose information under Governmental Regulations or under the rules and regulations of any stock exchange on which the stock of any party, or the parent or affiliates of any party, is listed. Each party agrees to inform the other party of the content of the announcement or disclosure in sufficient time to permit the other party to jointly or simultaneously make a similar public announcement or disclosure. If a party negotiates for a transfer of all or any portion of its interest in the Property or under this Agreement or negotiates to procure financing or loans relating to the Property, in order to facilitate any such negotiations such party shall have the right to furnish information to third parties, provided that each third party to whom the information is disclosed agrees to maintain its confidentiality in the manner provided in this Section.

24. Assignment.

24.1 Scoonover's Assignment. Scoonover may assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property, without Owner's prior written consent.

24.2 Owner's Assignment. Subject to the provisions of this Section, Owner shall have the right to assign, convey, encumber, sublease, grant any concession, or license or otherwise transfer all or any part of its interest in this Agreement or the Property. No change in ownership of Owner's interest in the Property shall affect Scoonover's obligations under this Agreement unless and until Owner delivers and Scoonover receives copies of the documents which demonstrate the change in ownership of Owner's interest. Until Scoonover receives Owner's notice and the documents required to be delivered under this Section, Scoonover may continue to make all payments under this Agreement as if the transfer of Owner's ownership interest had not occurred. No division of Owner's ownership as to all or any part of the Property shall enlarge Scoonover's obligations or diminish Scoonover's rights under this Agreement.

25. Force Majeure. The respective obligations of the parties, except Scoonover's obligations to pay the Minimum Payments, maintain insurance coverage and to perform or pay Property maintenance obligations, including the federal annual mining claim maintenance fees, shall be suspended during the time and to the extent that the parties are prevented from compliance, in whole or in part, by accident, act or restraint of any lawful authority, earthquake, equipment unavailability, fire, flood, labor shortage, stoppage or strike, application or imposition of Governmental Regulations which prohibit or unreasonably hinder or interfere with Scoonover's operations on the Property, including delay or refusal in the issuance of license or permit approvals and other causes of the same or other character beyond the reasonable control of the parties.

26. Disputes Not to Interrupt Operations. Disputes or differences between the parties shall not interrupt performance of this Agreement or the continuation of Scoonover's operations. In the event of any dispute or difference, operations may be continued, and settlements and payments may be made in the same manner as before such dispute or difference.

27. Memorandum Agreement. The parties shall execute and deliver a memorandum of this Agreement. The execution of the memorandum shall not limit, increase or in any manner affect any of the terms of this Agreement or any rights, interests or obligations of the parties.

28. Notices. Any notices required or authorized to be given by this Agreement shall be in writing and shall be sent either by commercial courier, facsimile, or by certified U.S. mail, postage prepaid and return receipt requested, addressed to the proper party at the address stated below or such address as the party shall have designated to the other parties in accordance with this Section. Such notice shall be effective on the date of receipt by the addressee party, except

that any facsimiles received after 5:00 p.m. of the addressee's local time shall be deemed delivered the next day.

If to Owner:	Miles Painter PO Box 1787 Winnemucca, NV 89446
If to Scoonover :	Scoonover Exploration LLC PO Box 2021 Elko, NV 89803

29. Binding Effect of Obligations. This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

30. Entire Agreement. The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date. There are no terms or conditions, express or implied, other than expressly stated in this Agreement. This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

31. Governing Law and Forum Selection. This Agreement shall be construed and enforced in accordance with the laws of the State of Nevada. Any action or proceeding concerning the construction, or interpretation of the terms of this Agreement or any claim or dispute between the parties shall be commenced and heard in the District Court of the State of Nevada, in and for the County of Elko, Nevada.

32. Multiple Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

33. Severability. If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any Governmental Regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

The parties have executed this Agreement effective as of February 1, 2006.

Owner

Miles L Painter

Miles Painter

Scoonover Exploration LLC

By

E.L. Hunsaker, III, Managing Member

STATE OF NEVADA,)
ss.
COUNTY OF HUMBOLDT.)

This Mining Lease and Option to Purchase Agreement was acknowledged before me on March 8, 2006, by Miles Painter.

Shirley Lighthouse
Notary Public

SHIRLEY LIGHTHOUSE
Notary Public, State of Nevada
Appointment No. 96-3244-9
My Appt. Expires Jul 8, 2008

STATE OF NEVADA,)
ss.
COUNTY OF ~~ELKO~~ Humboldt.)

This Mining Lease and Option to Purchase Agreement was acknowledged before me on March 8, 2006, by E.L. Hunsaker, III, as Managing Member of Scoonover Exploration LLC.

Shirley Lighthouse
Notary Public

SHIRLEY LIGHTHOUSE
Notary Public, State of Nevada
Appointment No. 96-3244-9
My Appt. Expires Jul 8, 2008

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Mining Lease and Option to Purchase Agreement
Exhibit A

Description of Property

Claim Name	BLM NMC Nos.
Black Hole #1	123920
Black Hole #2	123921
Monroe #1	123922
Monroe #2	123923
Monroe #3	123924
M.M. 1	463692
M.M. 2	463693
M.M. 8	463699